     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 1996
                                                  REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                              GUIDANT CORPORATION
            (Exact name of registrant as specified in its charter)

                INDIANA                              35-1931722
    (State or other jurisdiction of               (I.R.S. Employer
    incorporation or organization)               Identification No.)
                                --------------
                        111 Monument Circle, 29th Floor
                          Indianapolis, IN 46204-5129
                                (317) 971-2000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                --------------
                                J.B. King, Esq.
                            Vice President, General
                             Counsel and Secretary
                              Guidant Corporation
                        111 Monument Circle, 29th Floor
                          Indianapolis, IN 46204-5129
                                (317) 971-2000
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                --------------
                                  Copies to:
         Bernard E. Kury, Esq.                 Phyllis G. Korff, Esq.
           Dewey Ballantine             Skadden, Arps, Slate, Meagher & Flom
      1301 Avenue of the Americas                 919 Third Avenue
     New York, New York 10019-6092          New York, New York 10022-3901
            (212) 259-8000                         (212) 735-3000
                                --------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                --------------
                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

TITLE OF SECURITIES     AMOUNT TO          PROPOSED MAXIMUM      PROPOSED MAXIMUM AGGREGATE    AMOUNT OF
 TO BE REGISTERED    BE REGISTERED(1) OFFERING PRICE PER UNIT(2)    OFFERING PRICE(1)(2)    REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------
 Common Stock(3)        10,000,000             $50.6875                 $506,875,000           $174,784.48

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1)Includes 1,000,000 shares issuable upon exercise of an option granted to the Underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee and based on the average of the high and low sales prices of the Common Stock as reported on the New York Stock Exchange on June 18, 1996 pursuant to Rule 457(c).
(3) Includes the associated Rights (as defined herein) to purchase shares of Registrant's Series A Participating Preferred Stock, which Rights (a) are not currently separable from the shares of Common Stock and (b) are not currently exercisable. See "Description of Common Stock--Shareholder
    Rights Plan."
                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               EXPLANATORY NOTE

  This registration statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and the other to be used in connection with a concurrent international offering (the "International Prospectus"). The two prospectuses are identical except for the front outside cover page. The form of U.S. Prospectus is included herein, and the front outside cover page to be used in the International Prospectus, labelled "Alternate Page for International Prospectus," is included herein following the form of U.S. Prospectus.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued June 20, 1996

                                9,000,000 Shares

                              Guidant Corporation

                                  COMMON STOCK


 ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING ISSUED AND SOLD BY
  GUIDANT  CORPORATION,  AN  INDIANA  CORPORATION  (THE  "COMPANY").  OF  THE
   9,000,000  SHARES OF  COMMON STOCK  BEING OFFERED,  7,200,000 SHARES  ARE
    BEING  OFFERED INITIALLY IN  THE UNITED STATES AND  CANADA BY THE  U.S.
      UNDERWRITERS  AND  1,800,000  SHARES  ARE  BEING  OFFERED  INITIALLY
       OUTSIDE  THE  UNITED  STATES  AND  CANADA  BY  THE  INTERNATIONAL
        UNDERWRITERS.  SEE  "UNDERWRITERS."  THE  COMMON STOCK  OF  THE
         COMPANY  IS LISTED  ON THE  NEW YORK  STOCK EXCHANGE AND  THE
          PACIFIC  STOCK EXCHANGE UNDER THE SYMBOL "GDT." ON JUNE 19,
            1996, THE REPORTED LAST  SALE PRICE OF THE COMMON  STOCK
             ON THE NEW YORK STOCK EXCHANGE WAS $49 1/4 PER SHARE.

                                  -----------

   SEE "RISK FACTORS" ON PAGE 7 FOR INFORMATION THAT SHOULD BE CONSIDERED BY
                             PROSPECTIVE INVESTORS.

                                  -----------

 THESE SECURITIES  HAVE NOT  BEEN  APPROVED OR  DISAPPROVED BY  THE SECURITIES
  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS
   THE  SECURITIES   AND  EXCHANGE   COMMISSION  OR  ANY   STATE  SECURITIES
    COMMISSION  PASSED UPON THE  ACCURACY OR  ADEQUACY OF THIS  PROSPECTUS.
      ANY  REPRESENTATION  TO  THE  CONTRARY  IS   A   CRIMINAL  OFFENSE.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                                       UNDERWRITING
                                             PRICE TO DISCOUNTS AND  PROCEEDS TO
                                              PUBLIC  COMMISSIONS(1) COMPANY(2)
                                             -------- -------------- -----------
Per Share..................................    $           $             $
Total(3)...................................   $           $             $

- -----
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Before deducting expenses payable by the Company estimated at
      $           .
  (3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 1,000,000 additional shares of Common Stock at the price to public, less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions
      and proceeds to Company will be $               , $                and
      $               , respectively. See "Underwriters."

                                  -----------


  The shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Skadden, Arps, Slate, Meagher & Flom, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will
be made on or about              , 1996 at the offices of Morgan Stanley & Co.
Incorporated, New York, N.Y., against payment therefor in immediately available funds.


                                  -----------

MORGAN STANLEY & CO.
        Incorporated
            ALEX. BROWN & SONS
                   Incorporated
                   COWEN & COMPANY
                           J.P. MORGAN & CO.
                                                              PIPER JAFFRAY INC.

     , 1996

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.


                   ----------------
                  TABLE OF CONTENTS

                                                 PAGE
INCORPORATION OF CERTAIN
   DOCUMENTS BY REFERENCE........................   2
PROSPECTUS SUMMARY...............................   3
RISK FACTORS.....................................   7
USE OF PROCEEDS..................................   9
PRICE RANGE OF COMMON STOCK AND
   DIVIDENDS.....................................  10
CAPITALIZATION...................................  11
SELECTED CONSOLIDATED FINANCIAL
   DATA..........................................  12
MANAGEMENT'S DISCUSSION AND
ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL
CONDITION ........................................  14
BUSINESS..........................................  23
MANAGEMENT........................................  26
DESCRIPTION OF CAPITAL STOCK......................  30
CERTAIN UNITED STATES FEDERAL TAX
CONSIDERATIONS FOR NON
U.S. HOLDERS OF COMMON STOCK......................  32
UNDERWRITERS......................................  34
LEGAL MATTERS.....................................  36
EXPERTS...........................................  36
AVAILABLE INFORMATION.............................  37


               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (2) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and (3) the description of the Common Stock and the associated Preferred Stock Purchase Rights of the Company contained in the Company's Registration Statement on Form 8-A, as amended, filed with the Commission on October 6, 1994. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered upon written or oral request, a copy of any or all of such documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such documents should be directed to Investor Relations, Guidant Corporation, P.O. Box 44906, Indianapolis, Indiana 46244, telephone (317) 971-2000.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE U.S. UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the U.S. Underwriters' over-allotment option. See "Underwriters."

                                  THE COMPANY

  Guidant Corporation, an Indiana corporation (the "Company"), designs, develops, manufactures and markets a broad range of products for use in cardiac rhythm management ("CRM"), vascular intervention ("VI"), and other forms of minimally invasive surgery ("MIS"). In CRM, the Company is a worldwide leader in implantable cardioverter defibrillator ("ICD") systems. The Company designs, manufactures and markets a full line of implantable pacemaker systems used in the treatment of slow or irregular heartbeats. In VI, the Company is also a worldwide leader in minimally invasive procedures used for opening blocked coronary arteries. In addition, the Company develops, manufactures and markets products for use in MIS procedures with products for access, vision, dissection, retraction and fixation, focusing on laparoscopic market opportunities in general and cardiovascular surgeries.

  The Company's business strategy is to design, develop, manufacture and market innovative, high quality therapeutic products principally for use in treating cardiovascular disease and performing minimally invasive surgical procedures, resulting in improved quality of patient care and reduced treatment costs. This strategy has led to a consistent record of innovative product introductions, certain of which have fundamentally changed the treatment of cardiovascular disease. The Company currently sells its products in over 60 countries.

  The Company recently has decided to pursue a strategy that includes the potential acquisition of one or more businesses in the medical device industry. The offering of Common Stock pursuant to this Prospectus is intended to increase the Company's financial flexibility and permit the Company to pursue effectively such a strategy. The Company's acquisition strategy has been designed to (i) take advantage of the Company's ability to develop and commercialize innovative medical devices, (ii) address the desire of the Company's customers worldwide to narrow the number of vendors and to form broad economic partnerships, and (iii) address the increased rate of consolidation among the Company's competitors.

  The Company plans to acquire technologies that are complementary to its existing technology base, products that serve the Company's existing customer base and businesses that expand its geographic presence. The Company's management has recently evaluated several possible acquisitions. However, the Company is not currently in material acquisition negotiations and has no agreements or understandings with any potential acquiree. There can be no assurance that an acquisition will be consummated or, if consummated, as to the timing and terms thereof.

  The Company was incorporated in Indiana in September 1994 to be the parent of five of the nine businesses in the Medical Devices and Diagnostics ("MDD") Division of Eli Lilly and Company, an Indiana corporation ("Lilly"). The Company consummated an initial public offering of 14,260,000 shares of its Common Stock in December 1994 (the "IPO"). Prior to the IPO, the Company was a wholly-owned subsidiary of Lilly. After the IPO, Lilly owned slightly more than 80% of the outstanding shares of Common Stock. Lilly disposed of its remaining ownership interest in the Company in September 1995 by means of a split-off, an exchange offer (the "Exchange Offer") pursuant to which Lilly shareholders were given the opportunity to exchange some or all of their shares of Lilly's common stock for shares of the Company's Common Stock. The consummation of the Exchange Offer resulted in Lilly distributing all of its Company Common Stock to Lilly shareholders. As a result, Lilly no longer owns any of the Company's Common Stock.

  The principal executive offices of the Company are located at 111 Monument Circle, 29th Floor, Indianapolis, Indiana, 46204-5129, and its telephone number is (317) 971-2000.

                              RECENT DEVELOPMENTS

  On April 30, 1996, the Company announced FDA approval to market the VENTAK MINI HC and the VENTAK MINI II families of ICD systems in the United States. The VENTAK MINI II pulse generator is 59 cc in size and weighs 115 grams, 13% smaller than the VENTAK MINI HC. These defibrillators incorporate the Company's TRIAD defibrillation energy delivery system which is designed to reduce the amount of energy needed for defibrillation by as much as 15%. Both of these defibrillators are designed and labeled for implantation in the patient's shoulder (pectoral) area and abdominal region.

  On May 16, 1996, the Company announced FDA approval to expand product labeling for its ICD systems. The new labeling covers patients identified by the Multicenter Automatic Defibrillator Implantation Trial ("MADIT") to be at high risk for sudden cardiac death. Currently, the Company is the only manufacturer to have approval for this labeling. MADIT is the first large, randomized clinical trial comparing implantable defibrillators with conventional antiarrhythmia drug therapy. The study was terminated in March 1996 because of the significant improvement in survival of patients with implantable defibrillators. According to the principal investigator of the study, Arthur J. Moss, M.D., professor of medicine and director of the Heart Research Follow-up Program at the University of Rochester Medical Center, patients with implantable defibrillators had 54% fewer deaths and significantly better overall survival than patients who did not receive the device. Dr. Moss estimates that about 800,000 Americans survive a heart attack each year and, of those who survive, approximately 80,000 could benefit from a defibrillator. It is estimated that about 22,000 implantable defibrillators were implanted in the U.S. last year.

  On May 20, 1996, the Company announced plans to take two separate noncash charges which prior to taxes total approximately $96.0 million against second quarter 1996 earnings. The first is an impairment charge against the Company's atherectomy-related goodwill and other intangible assets of approximately $67.0 million. This impairment loss was based on an analysis performed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires certain long term assets, which meet prescribed impairment tests to be written down to their fair values. The goodwill and other intangible assets were recorded as part of the purchase of Devices for Vascular Intervention, Inc. by Lilly in 1989, prior to the formation of the Company. The second is an approximate $29.0 million pretax charge to manufacturing costs as a result of obsolescence of older generation CRM products and programmers. This charge is primarily due to accelerated U.S. regulatory approval for market release and customer acceptance of the new CRM products, particularly the VENTAK MINI and VENTAK MINI II families of ICD systems. The after-tax impact on earnings of these charges is estimated to be approximately $84.0 million and will result in a net loss for the quarter ending June 30, 1996.

                                  RISK FACTORS

  See "Risk Factors" for information that should be considered by prospective investors.

                                  THE OFFERING

Common Stock offered.....  9,000,000 shares(1)
  United States offering.  7,200,000 shares
  International offering.  1,800,000 shares
Common Stock to be
outstanding after the
offering.................  83,133,005 shares(1)(2)
Use of proceeds..........  Approximately $     million will be used to
                           reduce temporarily outstanding commercial
                           paper indebtedness and bank borrowings, with a
                           view towards possibly reborrowing when necessary
                           for acquisitions, and for general corporate purposes
                           in support of its acquisition strategy.
NYSE and PSE symbol......  "GDT"

- --------
(1) Excludes 1,000,000 shares of Common Stock subject to the over-allotment option granted to the Underwriters by the Company.
(2) Excludes 6,978,000 shares of Common Stock reserved for issuance pursuant to the Guidant Corporation 1994 Stock Plan (the "1994 Stock Plan") and 246,430 shares of Common Stock reserved for issuance pursuant to the Guidant Corporation Nonemployee Directors Stock Plan.

               SUMMARY CONSOLIDATED FINANCIAL DATA OF THE COMPANY
                 (IN MILLIONS, EXCEPT PER SHARE AND OTHER DATA)

                            THREE MONTHS
                          ENDED MARCH 31,       YEAR ENDED DECEMBER 31,
                          ---------------- ----------------------------------
                          1996(1)   1995    1995   1994   1993   1992   1991
                          -------- ------- ------ ------ ------ ------ ------
                            (UNAUDITED)
INCOME STATEMENT DATA:
Net sales:
  CRM...................  $  133.8 $ 103.9 $452.4 $378.6 $336.5 $329.9 $304.3
  VI....................     106.9   114.0  447.9  464.5  451.6  423.7  376.9
  MIS...................      11.4     6.9   31.0   19.3    6.6    1.2     --
                          -------- ------- ------ ------ ------ ------ ------
    Total net sales.....     252.1   224.8  931.3  862.4  794.7  754.8  681.2
Cost of sales...........      77.0    70.8  283.4  270.9  236.2  211.8  168.9
                          -------- ------- ------ ------ ------ ------ ------
Gross profit............     175.1   154.0  647.9  591.5  558.5  543.0  512.3
Research and
development.............      36.0    33.4  134.7  130.9  129.1  117.9  100.4
Sales, marketing and
administrative..........      77.3    69.6  291.8  268.9  255.1  251.0  209.1
Restructuring charges...        --      --     --     --   81.5   32.9     --
                          -------- ------- ------ ------ ------ ------ ------
Income from operations..      61.8    51.0  221.4  191.7   92.8  141.2  202.8
Other expenses-net......      14.7    15.3   51.6   35.8    5.8   20.1   13.5
Net income..............  $   28.5 $  21.1 $101.1 $ 92.1 $ 50.6 $ 76.8 $115.6
Earnings per share(2)...  $   0.40 $  0.29 $ 1.41    --     --     --     --
Pro forma net income(2).       --      --     --  $ 76.2    --     --     --
Pro forma earnings per
share(2)................       --      --     --  $ 1.06    --     --     --

                          MARCH 31,                  DECEMBER 31,
                         -----------  -------------------------------------------------
                           1996(1)      1995        1994        1993     1992     1991
                         -----------  --------    --------    -------- --------  ------
                         (UNAUDITED)
BALANCE SHEET DATA:
Working capital.........    $  140.7  $  110.3    $  116.8    $  143.3 $  136.9  $101.7
Total assets............     1,056.4   1,057.4     1,103.6     1,288.6  1,118.0   935.7
Total borrowings........       471.3     455.0(3)    473.0(4)      --       2.1     2.4
Shareholders' equity....       409.6     384.2       264.4(5)  1,048.3    942.7   747.2
Total borrowings as a
percentage of total
 capitalization.........        53.5%     54.2%       64.1%        --       0.2%    0.3%
Book value per share....   $    5.69  $   5.34    $   3.68         --       --      --
Cash dividends declared
per share...............    $  0.025  $   0.05         --          --       --      --
OTHER DATA:
Full-time employee
equivalents.............       4,858     4,980       5,055       5,462    4,864   4,316

- --------
(1) In May 1996, the Company recorded noncash pre-tax charges of $67.0 million and $29.0 million for the impairment of atherectomy-related goodwill and other intangible assets and CRM obsolescence, respectively. See "--Recent Developments."
(2) The Company reported 1994 earnings per share on a pro forma basis for 1995 comparisons. Pro forma adjustments give effect to the following transactions as if they occurred on January 1, 1994: (i) borrowings under the 1994 Credit Agreements (as defined herein), (ii) dividends to Lilly and
    (iii) receipt of proceeds from the IPO. Historical earnings per share is not presented for 1994 since such data is not meaningful due to the changes in the Company's capital structure and other transactions in connection with the IPO.
(3) Total borrowings under the 1994 Credit Agreements were $455.0 million on December 31, 1995, and matured on January 8, 1996. On January 8, 1996, the Company refinanced its outstanding borrowings through the issuance of commercial paper. The commercial paper borrowings are supported by the 1996 Credit Agreement.
(4) Total borrowings at December 31, 1994 increased from December 31, 1993 as a result of borrowings under the 1994 Credit Agreements.
(5) The decline in shareholders' equity from December 31, 1993 to December 31, 1994 was primarily attributable to dividends to Lilly.

                                 RISK FACTORS

  Before purchasing the shares of Common Stock offered hereby, a prospective investor should carefully consider the factors set forth below, which the Company believes represent all the material risks in an investment in the Common Stock offered hereby, as well as the other information set forth elsewhere in this Prospectus.

SIGNIFICANT COMPETITION AND CONTINUAL TECHNOLOGICAL CHANGE

  The medical device market is highly competitive. The Company competes with many companies, some of which may have access to greater financial and other resources than the Company. Furthermore, the medical device market is characterized by rapid product development and technological change. The present or future products of the Company could be rendered obsolete or uneconomic by technological advances by one or more of the Company's current or future competitors or by other therapies such as drugs. The Company must continue to develop and acquire new products and technology to remain competitive with other developers of such medical devices and therapies. See "Business--Competition."

STRINGENT GOVERNMENT REGULATION

  The Company's products are subject to extensive regulation by the federal Food and Drug Administration (the "FDA") and, in some jurisdictions, by state and foreign governmental authorities. In particular, the Company must obtain specific clearance from the FDA before it can market products in the United States. The process of obtaining such clearances can be time consuming and expensive, and there can be no assurance that all clearances sought by the Company will be granted or that FDA review will not involve delays adversely affecting the marketing and sale of the Company's products. Current FDA enforcement policy prohibits the promotion or labeling of approved medical devices for unapproved uses. The Company is also required to adhere to the manufacturing, testing, control, labeling, documentation and product surveillance requirements of the FDA. These regulations may have a material impact on the Company's business. Medical device laws are also in effect in many of the foreign countries where the Company does business. If the FDA believes that a company is not in compliance with applicable regulations, it can institute proceedings to detain or seize products, issue a recall, impose operating restrictions, enjoin future violations and assess civil and criminal penalties against the company, its officers or its employees and can recommend criminal prosecution to the Department of Justice. Other regulatory agencies may have similar powers. In addition, product approvals could be withdrawn due to the failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing. Any adverse regulatory action, depending on its magnitude, may have a material adverse effect on the Company.

DEPENDENCE ON PATENTS AND PROPRIETARY RIGHTS; SUBSTANTIAL PATENT LITIGATION

  There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Historically, litigation has been necessary to enforce certain patent rights held by the Company. The Company owns numerous United States and foreign patents and has numerous patent applications pending. The Company also has license rights to certain patents held by third parties. The Company is currently subject to claims of, and legal actions alleging, infringement by the Company of the patent rights of others. An adverse outcome with respect to any one or more of these claims or actions or any future claims or actions could have a material adverse effect on the Company. The Company also relies on trade secrets and proprietary technology that it seeks to protect, in part, through confidentiality agreements with certain employees, consultants and other parties. Future litigation by the Company may be necessary to enforce its patent rights, to protect its trade secrets or know-how or to defend it against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost to and diversion of effort by the Company. Adverse determinations in any such litigation could subject the Company to significant liabilities to third parties, could require the Company to seek licenses from third parties and could prevent the Company from manufacturing, selling or using certain of its products, any of which could have a material adverse effect on the Company. See "Business--Legal Proceedings." In addition, there can be no assurance that pending patent applications will result in issued patents, that patents issued to or licensed by the Company will not be challenged or circumvented by competitors or that such patents will be found to be valid or sufficiently broad to protect the Company's technology or provide the Company with a competitive advantage.

POTENTIAL PRODUCT LIABILITY; PRODUCT RECALLS

  The Company's business exposes it to potential product liability risks which are inherent in the design, manufacture and marketing of medical devices. The Company's products are often used in intensive care settings with seriously ill patients. In addition, many of the medical devices manufactured and sold by the Company are designed to be implanted in the human body for long periods of time. Component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information with respect to these or other products manufactured or sold by the Company could result in an unsafe condition or injury to, or death of, the patient. The occurrence of such a problem could result in product liability claims and/or a recall of, or safety alert relating to, one or more of the Company's products which could ultimately result, in certain cases, in the removal from the body of such products. There can be no assurance that the Company's current product liability insurance will be adequate or that the Company will be able to obtain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on the Company's business and reputation and on its ability to attract and retain customers for its products.

DEPENDENCE ON SOLE SOURCES OF SUPPLY

  The Company purchases certain of the materials and components used in manufacturing its products. Certain of these supplies are custom-made for the Company. In addition, the Company purchases certain supplies from single sources due to quality considerations, costs or constraints resulting from regulatory requirements. Agreements with certain suppliers are terminable by either party upon short notice. The establishment of additional or replacement suppliers for certain components or materials cannot be accomplished quickly, largely due to the FDA approval system and the complex nature of manufacturing processes employed by many suppliers. The inability to develop satisfactory alternatives, if required, or a reduction or interruption in supply or a significant increase in the price of materials or components could have a material adverse effect on the Company.

LIMITATIONS ON THIRD-PARTY REIMBURSEMENT

  The Company's products are purchased principally by hospitals or physicians. Hospitals typically bill various third-party payors, such as governmental programs (e.g., Medicare and Medicaid), private insurance plans and managed care plans, for the health care services provided to their patients. Third-party payors are increasingly negotiating the prices charged for medical products and services. If hospitals respond to such pressures by substituting lower cost products or other therapies for the Company's products, the Company could be adversely affected. Moreover, third-party payors may deny reimbursement if it is determined that a device was not used in accordance with cost-effective treatment methods as determined by the payor, was experimental, or for other reasons.

  The ability of customers to obtain appropriate reimbursement for their products and services from government and third-party payors is critical to the success of all medical device companies around the world. Several foreign governments (most notably Germany and Spain) have attempted to dramatically reshape reimbursement policies affecting medical devices. Further restrictions on reimbursement of the Company's customers would have an impact on the products, including clinical products, purchased by customers and the prices they are willing to pay.

                                USE OF PROCEEDS


  The net proceeds to the Company from the sale of the 9,000,000 shares of
Common Stock offered hereby are estimated to be $           ($           if
the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds from this offering to reduce temporarily its outstanding commercial paper indebtedness and bank borrowings, with a view towards possibly reborrowing when necessary for acquisitions, and for general corporate purposes in support of its acquisition strategy. See "Prospectus Summary--The Company." At June 30, 1996, the Company had
approximately $    million of outstanding commercial paper indebtedness with
maturities ranging from one to 90 days and a weighted average interest rate of
  % and approximately $    million in bank borrowings due on       with an
interest rate of    %.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is listed and traded on the New York Stock Exchange, Inc. ("NYSE") and the Pacific Stock Exchange Incorporated under the symbol "GDT." The following table sets forth for the periods indicated the high and low sale prices per share of Common Stock as reported on the NYSE and the cash dividends paid per share of Common Stock:

                                                                       CASH
                                                      HIGH     LOW   DIVIDENDS
                                                     ------- ------- ---------
1994
 Fourth Quarter (since commencement of trading on
  December 14, 1994)................................ $16 1/8 $14 1/2     --
1995
 First Quarter......................................  19 7/8  15 1/2     --
 Second Quarter.....................................  24 1/2  18 1/4     --
 Third Quarter......................................  29 1/4  22 5/8  $0.025
 Fourth Quarter.....................................  42 5/8  27 1/2   0.025
1996
 First Quarter......................................  54 5/8  39 1/2   0.025
 Second Quarter (through June 19, 1996).............  61 3/8  47 3/4   0.025(1)

- --------
(1) On May 20, 1996, the Board of Directors of the Company declared a quarterly dividend of $0.025 per share of Common Stock payable on June 28, 1996 to shareholders of record on June 7, 1996.

  A recently reported last sale price per share for the Company's Common Stock on the NYSE is set forth on the cover page of this Prospectus. As of June 13, 1996, there were approximately 3,091 holders of the Company's Common Stock.

  The Company's Board of Directors has established an initial policy of declaring regular quarterly cash dividends on the Common Stock. The declaration and payment of future dividends, if any, to holders of Common Stock will be at the discretion of the Board of Directors of the Company and will depend upon many factors, including the Company's competitive position, financial condition, earnings and capital requirements. Accordingly, there is no requirement or assurance that future dividends will be declared or paid.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the sale by the Company of 9,000,000 shares of Common Stock offered hereby (at an assumed public offering price of per share), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company and the application of the estimated net proceeds therefrom. See "Prospectus Summary--Recent Developments" and "Use of Proceeds."

                                                         MARCH 31, 1996
                                                 -------------------------------
                                                 ACTUAL  ADJUSTMENTS AS ADJUSTED
                                                 ------  ----------- -----------
                                                         (IN MILLIONS)
Current portion of long-term debt............... $ 86.3    $
Long-term debt..................................  385.0
                                                 ------    -------     ------
    Total borrowings............................  471.3
SHAREHOLDERS' EQUITY:
Common stock-no par value:
  Authorized shares: 250,000,000
  Issued shares: 72,019,000-Actual..............  192.5
        81,019,000-As Adjusted
Additional paid-in capital......................  147.9
Retained earnings...............................  130.0
Currency translation adjustments................   (5.1)
Deferred cost, ESOP.............................  (55.7)
                                                 ------    -------     ------
    Total shareholders' equity..................  409.6
                                                 ------    -------     ------
      Total capitalization...................... $880.9    $           $
                                                 ======    =======     ======

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data for the five years ended December 31, 1995 are derived from consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data for the three-month periods ended March 31, 1996 and March 31, 1995 are derived from unaudited consolidated financial statements. The consolidated financial data for the three-month periods ended March 31, 1996 and March 31, 1995 include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. See "Prospectus Summary--Recent Developments." The following data should be read in conjunction with the Company's audited and unaudited financial statements and notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition," included elsewhere in this Prospectus and incorporated by reference herein.

                           THREE MONTHS
                          ENDED MARCH 31,       YEAR ENDED DECEMBER 31,
                          --------------- ------------------------------------
                          1996(1)  1995    1995    1994    1993   1992   1991
                          ------- ------- ------- ------- ------ ------ ------
                             (IN MILLIONS, EXCEPT PER SHARE AND OTHER DATA)
                            (UNAUDITED)
INCOME STATEMENT DATA:
Net sales:
  CRM...................   $133.8 $103.9  $452.4  $378.6  $336.5 $329.9 $304.3
  VI....................    106.9  114.0   447.9   464.5   451.6  423.7  376.9
  MIS...................     11.4    6.9    31.0    19.3     6.6    1.2    --
                          ------- ------- ------- ------- ------ ------ ------
    Total net sales.....    252.1  224.8   931.3   862.4   794.7  754.8  681.2
Cost of sales...........     77.0   70.8   283.4   270.9   236.2  211.8  168.9
                          ------- ------- ------- ------- ------ ------ ------
 Gross profit...........    175.1  154.0   647.9   591.5   558.5  543.0  512.3
Research and
development.............     36.0   33.4   134.7   130.9   129.1  117.9  100.4
Sales, marketing and
administrative..........     77.3   69.6   291.8   268.9   255.1  251.0  209.1
Restructuring charges...      --      --      --      --    81.5   32.9    --
                          ------- ------- ------- ------- ------ ------ ------
 Income from operations.     61.8   51.0   221.4   191.7    92.8  141.2  202.8
Other expenses, net.....     14.7   15.3    51.6    35.8     5.8   20.1   13.5
Net income..............  $  28.5 $ 21.1  $101.1  $ 92.1  $ 50.6 $ 76.8 $115.6
Earnings per share(2)...  $  0.40 $  0.29 $  1.41     --     --     --     --
Pro forma net income(2).                      --  $ 76.2     --     --     --
Pro forma earnings per
share(2)................                      --  $  1.06    --     --     --

                                                     DECEMBER 31,
                          MARCH 31,  -----------------------------------------------------
                           1996(1)     1995         1994        1993       1992     1991
                         ----------  ---------   ---------   ---------   -------- --------
                              (IN MILLIONS, EXCEPT PER SHARE AND OTHER DATA)
                         (UNAUDITED)
BALANCE SHEET DATA:
Working capital......... $  140.7    $  110.3    $  116.8    $  143.3 $  136.9  $101.7
Total assets............  1,056.4     1,057.4     1,103.6     1,288.6  1,118.0   935.7
Total borrowings........    471.3       455.0(3)    473.0(4)       --      2.1     2.4
Shareholders' equity....    409.6       384.2       264.4(5)  1,048.3    942.7   747.2
Total borrowings as a
percentage of  total
capitalization..........     53.5%       54.2%       64.1%        --       0.2%    0.3%
Book value per share.... $    5.69   $    5.34   $    3.68        --       --      --
Cash dividends declared
per share............... $    0.025  $    0.05         --         --       --      --
OTHER DATA:
Full-time employee
equivalents.............      4,858      4,980       5,055      5,462    4,864   4,316

- --------
(1) In May 1996, the Company recorded noncash pre-tax charges of $67.0 million and $29.0 million for the impairment of atherectomy-related goodwill and other intangible assets and CRM obsolescence, respectively. See "Prospectus Summary--Recent Developments."
(2) The Company reported 1994 earnings per share on a pro forma basis for 1995 comparisons. Pro forma adjustments give effect to the following transactions as if they occurred on January 1, 1994: (i) borrowings under the 1994 Credit Agreements, (ii) dividends to Lilly and (iii) receipt of proceeds from the IPO. Historical earnings per share is not presented for 1994 since such data is not meaningful due to the changes in the Company's capital structure and other transactions in connection with the IPO.

(3) Total borrowings under the 1994 Credit Agreements were $455.0 million on December 31, 1995, and matured on January 8, 1996. On January 8, 1996, the Company refinanced its outstanding borrowings through the issuance of commercial paper. The commercial paper borrowings are supported by the 1996 Credit Agreement.

(4) Total borrowings at December 31, 1994 increased from December 31, 1993 as a result of borrowings under the 1994 Credit Agreements.

(5) The decline in shareholders' equity from December 31, 1993 to December 31, 1994 was primarily attributable to dividends to Lilly.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

  The Company is a multinational company that designs, develops, manufactures and markets a broad range of products for use in: (i) CRM; (ii) VI; and (iii) MIS. See "Prospectus Summary--Recent Developments."

  The following tables are summaries of the Company's net sales and major costs and expenses:

                             THREE MONTHS
                                 ENDED
                               MARCH 31,     YEAR ENDED DECEMBER 31,
                             --------------  -------------------------
                              1996    1995    1995     1994     1993
                             ------  ------  -------  -------  -------
                                     (DOLLARS IN MILLIONS)
                              (UNAUDITED)
Net Sales
  CRM....................... $133.8  $103.9  $ 452.4  $ 378.6  $ 336.5
  VI........................  106.9   114.0    447.9    464.5    451.6
  MIS.......................   11.4     6.9     31.0     19.3      6.6
                             ------  ------  -------  -------  -------
    Total net sales.........  252.1   224.8    931.3    862.4    794.7
Cost of sales...............   77.0    70.8    283.4    270.9    236.2
                             ------  ------  -------  -------  -------
  Gross profit..............  175.1   154.0    647.9    591.5    558.5
Research and development....   36.0    33.4    134.7    130.9    129.1
Sales, marketing and           77.3    69.6    291.8    268.9    255.1
administrative.............. ------  ------  -------  -------  -------
                              113.3   103.0    426.5    399.8    384.2
                             ------  ------  -------  -------  -------
                               61.8    51.0    221.4    191.7    174.3
Restructuring charges.......    --      --       --       --      81.5
                             ------  ------  -------  -------  -------
  Income from operations.... $ 61.8  $ 51.0  $ 221.4  $ 191.7  $  92.8
                             ======  ======  =======  =======  =======
                                   AS A PERCENT OF NET SALES
                             -----------------------------------------
                             THREE MONTHS
                                 ENDED
                               MARCH 31,     YEAR ENDED DECEMBER 31,
                             --------------  -------------------------
                              1996    1995    1995     1994     1993
                             ------  ------  -------  -------  -------
Net sales
  CRM.......................   53.1%   46.2%    48.6%    43.9%    42.3%
  VI........................   42.4    50.7     48.1     53.9     56.9
  MIS.......................    4.5     3.1      3.3      2.2      0.8
                             ------  ------  -------  -------  -------
    Total net sales.........  100.0%  100.0%   100.0%   100.0%   100.0%
Cost of sales...............   30.5    31.5     30.4     31.4     29.7
                             ------  ------  -------  -------  -------
  Gross profit..............   69.5    68.5     69.6     68.6     70.3
Research and development....   14.3    14.8     14.5     15.2     16.2
Sales, marketing and           30.7    31.0     31.3     31.2     32.1
administrative.............. ------  ------  -------  -------  -------
                               45.0    45.8     45.8     46.4     48.3
                             ------  ------  -------  -------  -------
                               24.5    22.7     23.8     22.2     22.0
Restructuring charges.......    --      --       --       --      10.2
                             ------  ------  -------  -------  -------
  Income from operations....   24.5%   22.7%    23.8%    22.2%    11.8%
                             ======  ======  =======  =======  =======

OPERATING RESULTS--THREE MONTHS ENDED MARCH 31, 1996

  The Company had worldwide net sales of $252.1 million for the three months ended March 31, 1996, reflecting an increase of $27.3 million or 12% over the same period in 1995. Increased worldwide net sales was due to net sales price increases of 8% and growth in unit volume of 4%. Net fluctuations in foreign currency exchange rates had minimal impact on sales during the period compared to the same period in 1995.

  Net sales of CRM products for the three months ended March 31, 1996 grew $29.9 million or 28.8% over the same period in 1995. This growth was led by strong worldwide sales of the recently introduced VENTAK MINI family of advanced, tiered-therapy ICDs. The technologically advanced VENTAK MINI family of CRM products is significantly smaller and lighter than the Company's most recently market-released predecessor products. The Company's conventional and adaptive-rate pacemaker products also contributed to this sales growth, led by the United States market releases of VIGOR DR and VIGOR SR in June 1995.

  Net sales of VI products for the three months ended March 31, 1996 decreased $7.1 million or 6.2% from the same period in 1995. The Company had sales growth in angioplasty products primarily due to the ACS MULTI-LINK stent, launched in Europe in November 1995. The Company also had sales growth in Japan and increased sales of guidewires and accessory products during the period. This growth was offset by volume declines in atherectomy and dilatation catheters, and lower net average selling prices of most angioplasty products. The lower net average selling prices on angioplasty products includes the impact of product mix changes due to the acceptance of recently launched over-the-wire catheters. As a result, the Company believes that lower net average selling prices may continue due to this shift in product mix. Management further believes that dilatation catheter sales during the period were negatively affected by Company programs whereby customers were given newer generation products, such as the recently released ACS CONCORDE over-the-wire catheter and ACS ENDURA non-compliant, high-pressure, over-the-wire catheter, in exchange for their on-hand older generation catheters. Atherectomy sales declines were primarily due to usage of coronary stents, a competing alternative therapy. Management believes that atherectomy products will continue to experience sales declines in 1996 compared to 1995.

  Net sales of MIS products for the three months ended March 31, 1996 were $11.4 million, an increase of $4.5 million or 65.2% over the comparable period in 1995. MIS sales growth was experienced in both domestic and international markets as the Company continued to expand the marketing of its innovative laparoscopic technologies. Sales growth was driven by the ORIGIN TACKER endoscopic fixation device and custom procedural kits which incorporate the aforementioned device and other MIS products.

  The Company experienced sales growth both in the United States and international markets during the first quarter of 1996. Net sales in the United States increased 6.8% to $160.7 million and international net sales increased 22.8% to $91.4 million for the first quarter of 1996 compared to the first quarter of 1995. United States net sales growth was primarily due to CRM sales of VENTAK MINI, VIGOR DR, and VIGOR SR. VENTAK MINI was released to the United States market in January 1996 and the VIGOR family was market released in June 1995. International net sales growth was primarily driven by strong European and Japanese sales of the VIGOR family of pacemakers and strong European sales of the VENTAK MINI product family. The VIGOR family of pacemakers, which includes conventional and adaptive-rate pacemaker products, represents a majority of the Company's bradycardia revenues in the United States, Europe, and Japan. The commencement of new distribution arrangements in Japan, and sales of ACS MULTI-LINK stent and guidewires in Europe also contributed to the international sales growth.

  Cost of sales increased 8.8% for the three months ended March 31, 1996, a rate less than the growth rate in net sales. Cost of sales as a percentage of net sales for the first quarter of 1996 was 30.5% compared to 31.5% for the same period in 1995. Unit manufacturing cost reductions, primarily in vascular intervention and MIS, resulting from increased manufacturing efficiencies, and reduced manufacturing costs of newer generation CRM products, such as the VENTAK MINI, were partially offset by inventory obsolescence charges of $7.2 million taken on certain CRM products affected by the recent introductions of these newer generation products.

Throughout 1996, the Company will continue to monitor the impact of recently introduced CRM products on its overall inventory position. Such analysis may result in the recognition of additional obsolescence charges. See "Prospectus Summary--Recent Developments."

  Research and development expenses, which increased $2.6 million or 7.8% for the three months ended March 31, 1996, compared to the same period in 1995, represented 14.3% and 14.8% of net sales, respectively, for these periods. Increased research and development costs in connection with new product development, including VENTAK MINI II, which had its first implant in Europe in March 1996, and ACS MULTI-LINK stent, were partially offset by certain other research and development spending reductions, primarily involving atherectomy products.

  Sales, marketing and administrative expenses grew 11.1% for the first quarter of 1996 compared to the same period in 1995. Variable CRM selling expenses associated with the recent United States market release of VENTAK MINI were among the drivers of the increased sales and marketing expenses during the period. The commencement of new distribution arrangements in Japan, Italy and the Benelux countries also contributed to the increase in sales and marketing expenses. Increased compensation accruals due to the Company's performance-based bonus program and related stock price appreciation contributed to an increase in general and administrative expenses during the period.

  The Company attained near record levels of operating income during the period. Income from operations of $61.8 million represented 24.5% of net sales during the first quarter of 1996. Income from operations was 22.7% of net sales during the same period in 1995. Sales growth combined with controlled spending in cost of sales and other operating expenses resulted in an increase in income from operations of 21.2% during the three months ended March 31, 1996, compared to the same period in 1995.

  For the first quarter of 1996, the Company had net other expenses of $14.7 million as compared to $15.3 million during the first quarter of 1995. The decrease in net other expenses was primarily a result of increased net royalty income. Net royalty income increased $1.8 million, due primarily to royalties received on certain vascular intervention technology patents.

  The Company's effective income tax rate for the three months ended March 31, 1996 was 39.5%, compared to 40.9% during the comparable period in 1995. Higher income taxes in certain international locations were offset by the reduced impact of nondeductible expenses, primarily goodwill amortization, and reduced state income taxes.

  Net income for the three months ended March 31, 1996 was $28.5 million, an increase of $7.4 million or over 35% compared to the same period in 1995. Earnings per share of $0.40 for the three months ended March 31, 1996 also increased approximately 35% in comparison to earnings per share for the comparable period in 1995. This increase in net income and earnings per share was due to operating income growth of 21.2%, reduced net other expenses, and a lower effective income tax rate.

OPERATING RESULTS--YEAR ENDED DECEMBER 31, 1995

  The Company had worldwide net sales of $931.3 million for the year ended December 31, 1995, reflecting an increase of $68.9 million or 8% over 1994. Increased worldwide net sales was due to growth in unit volume of 4%, sales price increases of 2%, and fluctuations in foreign currency exchange rates of 2%.

  Net sales of CRM products for 1995 were $452.4 million, an increase of $73.8 million or 19.5% over 1994. This growth was led by strong sales of recently introduced implantable cardioverter-defibrillators. In the United States, product introductions included the VENTAK PRx III tiered-therapy implantable cardioverter-defibrillator in May 1995, VENTAK P2 and VENTAK P3 multitherapy defibrillators in March 1995 and September 1995, respectively, and ENDOTAK 70 single-pass endocardial lead system in June 1995. European sales growth was led by VENTAK PRx III, VENTAK P3, ENDOTAK DSP, and VENTAK MINI products. The VENTAK MINI family of advanced tiered-therapy cardiac rhythm management products, introduced in Europe during November 1995 and approved for United States market release during December 1995, is significantly smaller than the

Company's most recently market-released predecessor product. The Company's conventional and adaptive-rate pacemaker products also contributed to this sales growth, led by the United States market releases of VIGOR DR and VIGOR SR in June 1995.

  Net sales of VI products for 1995 were $447.9 million, a decrease of $16.6 million or 3.6% from 1994. The Company had sales growth in angioplasty products primarily due to the following: (i) increased unit volume from the worldwide introduction of ACS RX LIFESTREAM (rapid exchange catheter with perfusion) in March 1995, (ii) increased unit volume of guidewires, (iii) ACS MULTI-LINK stent, launched in Europe in November 1995, and (iv) ACS OTW LIFESTREAM (over-the-wire catheter with perfusion), introduced in the United States in December 1995. This growth was offset by volume declines in atherectomy and over-the-wire catheters, and lower average selling prices of angioplasty products. The Company believes that most angioplasty products may continue to experience pricing pressures. Atherectomy sales declines were primarily due to usage of the stent, a competing alternative therapy. The Company believes that atherectomy products will continue to experience sales declines in 1996 compared to 1995.

  Net sales of MIS products for 1995 were $31.0 million, an increase of $11.7 million or 61% over 1994. MIS sales growth was experienced in both domestic and international markets as the Company continued to expand the marketing of its innovative laparoscopic technologies. Sales growth was driven by the ORIGIN TACKER endoscopic fixation device, the PDBS Preperitoneal Distention Balloon Systems, and custom procedural kits which incorporate the aforementioned products and other MIS products.

  The Company experienced sales growth both in the United States and international markets during 1995. Net sales in the United States increased 1.7% to $603.2 million and international net sales increased 21.8% to $328.1 million for 1995 as compared to 1994. United States net sales growth was primarily due to CRM sales of VENTAK PRx III, VIGOR DR, VIGOR SR, VENTAK P3, ENDOTAK 70, and VI sales of ACS RX LIFESTREAM and guidewires. International net sales growth was primarily driven by European and Japanese sales of the VIGOR family of pacemakers, as well as by continued strong sales of VENTAK PRx III, VENTAK P3, and ENDOTAK DSP in Europe. The VIGOR family of pacemakers, which includes conventional and adaptive-rate pacemaker products, represents a majority of the Company's bradycardia revenues in the United States, Europe and Japan. Increased guidewire and perfusion catheter sales in Japan and Europe, the commencement of new distribution arrangements in Japan, Italy, and the Benelux countries, and the introduction of the ACS MULTI-LINK stent in Europe also contributed to the international sales growth.

  Cost of sales increased 4.6% in 1995, a rate less than the growth rate in net sales for the year. Cost of sales as a percentage of net sales for 1995 was 30.4% compared to 31.4% in 1994. Unit manufacturing cost reductions, primarily in VI and MIS, resulting from increased manufacturing efficiencies, were partially offset by inventory obsolescence charges of $12.9 million taken on certain CRM products affected by the recent introductions of newer generation products such as VENTAK PRx III and VENTAK P3. Throughout 1996, the Company will monitor the impact of the introduction of newer generation CRM products on its overall inventory position. Such analysis may result in the recognition of additional obsolescence charges in 1996.

  Research and development expenses, which increased $3.8 million or 2.9% in 1995 compared to 1994, represented 14.5% and 15.2% of net sales, respectively, for these years. Increased research and development costs in connection with CRM and VI new product development, including development of the VENTAK MINI family of products and the ACS MULTI-LINK stent, were partially offset by certain other research and development spending reductions primarily involving atherectomy products.

  Sales, marketing and administrative expenses grew 8.5% in 1995 compared to 1994. Increased sales and marketing expenses were primarily driven by the transition from the use of independent distributors to direct sales in Japan, Italy and the Benelux countries, variable selling expenses such as commissions, and the Company's launch of 25 new products to the United States market during 1995, particularly the VENTAK PRx III, VIGOR DR, VIGOR SR, ACS RX LIFESTREAM, ACS OTW LIFESTREAM, and TOURGUIDE Guiding Catheter, and European market releases of the VENTAK MINI and ACS MULTI-LINK stent.

  Increased net sales combined with controlled growth in cost of sales and research and development spending resulted in an increase in income from operations of 15.5% in 1995 compared to 1994.

  Management believes that profitability of its atherectomy business in 1996 may decline in comparison to 1995. Management will continue to monitor developments in this business and assess the continued recoverability of its atherectomy-related goodwill and other intangible assets, which totaled approximately $70.0 million at December 31, 1995. Such analysis will be performed in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. No impairment in value is indicated as of December 31, 1995. A noncash impairment loss, if required, could have a material impact on the Company's reported results of operations. See "Prospectus Summary--Recent Developments."

  For 1995, the Company had net other expenses of $51.6 million as compared to $35.8 million in 1994. The increase in net other expenses was primarily a result of a full year of interest expense on the 1994 Credit Agreements which was offset slightly by increased net royalty income. Net royalty income increased $5.3 million to $6.8 million in 1995. This increase was due primarily to royalties received on certain VI technology patents.

  The Company's effective income tax rate for 1995 was 40.5%, compared to 40.9%, in 1994. Higher income taxes in certain international locations and the loss of available research tax credits were offset by the reduced impact of nondeductible expenses, primarily goodwill amortization, and lower state income taxes.

  Net income for 1995 was $101.1 million, an increase of $9.0 million or 9.8% over 1994. Operating income growth of 15.5% in 1995 was offset by net other expenses, as discussed above.

  Net income of $101.1 million and earnings per share of $1.41 for 1995 increased approximately 33% in comparison to pro forma net income and pro forma earnings per share for 1994. This increase was primarily due to operating income growth, increased royalty income, and reduced net interest expense incurred by the Company on the 1994 Credit Agreements in 1995, in comparison to pro forma net interest expense on long-term debt for 1994. Average outstanding borrowings during 1995 were $463.8 million while pro forma average outstanding borrowings for 1994 were $513.0 million.

  The Company reported 1994 earnings per share on a pro forma basis for 1995 comparisons. The pro forma amounts are based on historical results of operations adjusted to give effect to the following transactions as if they occurred on January 1, 1994: (i) borrowings under the 1994 Credit Agreements,
(ii) dividends to Lilly, and (iii) receipt of proceeds from the IPO.

OPERATING RESULTS--YEAR ENDED DECEMBER 31, 1994

  The Company had worldwide net sales of $862.4 million in 1994, reflecting an increase of $67.7 million or 9% over 1993. Growth in unit volume of 8% and fluctuations in foreign currency exchange rates of 2% increased worldwide net sales while sales prices decreased net sales 1%.

  Net sales of CRM products grew $42.1 million or 12.5% in 1994 as compared to 1993, primarily due to the United States introduction of the VENTAK PRx tiered-therapy defibrillator in June 1994; sales of the ENDOTAK 70 endocardial lead system introduced in the United States in August 1994; continued European sales growth led by VENTAK PRx II, which was commercially released in September 1993; and the market releases of VENTAK PRx III, VENTAK P3, and ENDOTAK DSP in October 1994. The Company's pacemaker products also contributed to this growth, with strong sales performance by the VIGOR product family in Europe and the United States market release of VIGOR DDD in October 1994.

  Net sales of VI products for 1994 increased $12.9 million or 2.9% over 1993 primarily due to the introduction of the ATHEROCATH GTO (atherectomy catheter) in August 1994, sales of the Company's technologically advanced ACS RX FLOWTRACK 40 (perfusion catheter) and ACS RX ELIPSE (rapid exchange catheter), which were introduced in March 1993 and October 1993, respectively, and increased sales of guidewires. VI net sales growth was partially offset by volume declines in over-the-wire catheter products and lower average selling prices of angioplasty catheters. International volume declines in the Company's atherectomy catheter products also negatively impacted overall sales growth. An initial stocking of product by its distributor in Japan, where the Company commenced selling atherectomy products in 1993, as well as unusually high distributor purchase volume in the second half of 1993 resulting from an anticipated price increase, contributed to the international atherectomy catheter volume decline in 1994.

  Net sales for MIS products for 1994 increased $12.7 million to $19.3 million as the Company expanded the marketing of its innovative laparoscopic technologies, including ACUCLIP Endoscopic Multiple Clip Applier, PDBS Preperitoneal Distention Balloon Systems, and BLUNT-TIP TROCAR.

  The Company experienced sales growth both in the United States and international markets. Sales in the United States increased 4.0% to $593.1 million and international sales increased 20.0% to $269.3 million for 1994 as compared to 1993. United States net sales growth was primarily due to CRM sales of VENTAK PRx and ENDOTAK 70, and VI sales of ATHEROCATH GTO, ACS RX FLOWTRACK 40, and ACS RX ELIPSE. International net sales growth was primarily driven by CRM product sales due to the European and Japanese introduction of the VIGOR family of pacemakers in May 1993 and August 1994, respectively, as well as the continued strong sales of VENTAK PRx II, introduced in the second half of 1993. The VIGOR family of pacemakers, which includes conventional and adaptive-rate pacemaker products, has grown to represent a majority of the Company's bradycardia revenues in Europe. Angioplasty sales in Germany and Japan also contributed to this international growth. In August 1993, the Company acquired an interest in its distributor, Danimed GmbH and Co. KG ("Danimed") and began selling directly to its customers. As of December 31, 1994, the Company had an 80% interest in this distributor.

  Cost of sales, which increased 14.7% in 1994, represented 31.4% of net sales compared to 29.7% in 1993. This rise in cost of sales was largely attributable to: (i) increased distribution and warehousing expenses associated with changing from third-party distributors to direct sales in Germany, the United Kingdom, and Canada, (ii) conversion and utilization of certain facilities from development to manufacturing, and (iii) start-up costs related to a shift in mix to products with greater manufacturing complexity, such as ATHEROCATH GTO, VENTAK PRx, and the VIGOR family of pacemakers. Lower average selling prices for certain VI products were largely offset by unit manufacturing cost reductions.

  The Company invests significant resources in research and development in order to remain competitive and develop new products that serve its global customers. Research and development expenses, which increased $1.8 million or 1.4% during 1994, represented 15.2% of net sales compared to 16.2% for 1993. Increased spending on regulatory compliance, and software design and validation due to investments in CRM new product development, which included VENTAK PRx III, VENTAK P3, and MINI family of products, were offset by a reduction in VI spending due to improved efficiency and streamlining initiatives.

  Sales, marketing, and administrative expenses grew 5.4% in 1994 compared to 1993. These expenses represented 31.2% of net sales in 1994 compared to 32.1% for 1993. Sales and marketing expenses increased modestly in comparison to 1993, less than the growth rate in net sales, due to the reorganization of the Company's United States VI sales force in early 1994. Administrative expenses, however, grew at a rate greater than net sales, primarily as a result of additional corporate expenses, one-time CRM software validation costs, and increased expenses associated with the transition from the use of independent distributors to direct sales in Germany, the United Kingdom, and Canada.

  Total operating expenses, which comprise research and development and sales, marketing, and administrative expenses, without the prior year effect or restructuring charges, increased 4.1% in 1994 and decreased to 46.4% of net sales, compared to 48.3% in 1993.

  Income from operations for 1994 of $191.7 million more than doubled from the previous year, due primarily to restructuring charges in 1993. Income from operations, without considering the effect of restructuring charges, increased $17.4 million or 10.0% from 1993, a growth rate slightly greater than the growth rate of net sales.

  For 1994, the Company had net other expenses of $35.8 million as compared to $5.8 million for 1993. This increase was primarily a result of interest expense incurred by the Company on long-term debt and reduced royalty income. Royalties included net royalty payments to the Company of $4.5 million for 1994 and $18.3 million for 1993 related to licenses granted pursuant to settlements of patent lawsuits and the termination of a patent license. Excluding these royalty payments to the Company, the Company had net royalty expenses of $3.0 million in 1994 compared to $7.2 million in 1993. This decrease in net royalty expenses is due to growth in net royalty income excluding the aforementioned royalty payments.

  The Company's effective income tax rate for 1994 was 40.9%, compared to 39.8% in 1993. The increase for 1994 resulted from reduced benefits from the Company's operations in Puerto Rico and lower amounts of available research tax credits.

  The Company's net income for 1994 was $92.1 million, an increase of approximately $41.5 million or 82.0% from 1993. This significant increase was caused by restructuring charges taken in 1993. Net income, without considering the effect of restructuring charges, would have decreased $7.6 million or 7.6% in 1994. Operating income growth, without the effect of restructuring charges of 10.0%, was offset by net other expenses as discussed above.

  Historical earnings per share for 1994 are not presented. This data is not meaningful due to the changes in the Company's capital structure as previously discussed. The Company has reported 1994 earnings per share on a pro forma basis. Pro forma net income and earnings per share were $76.2 million and $1.06 per share, respectively, for 1994.

LIQUIDITY AND FINANCIAL CONDITION

  The Company generated cash flows which were sufficient to fund operations. For the three months ended March 31, 1996, cash provided by operating activities was $2.7 million compared to $12.5 million for the same period in 1995. This decrease in cash provided by operating activities was primarily due to final income tax payments under a tax-sharing agreement with Lilly. Working capital was $140.7 million at March 31, 1996, a $30.4 million increase from the prior year-end level. This increase was primarily due to increased accounts receivable resulting from sales growth during the period. The current ratio at March 31, 1996 was 1.5:1 compared to 1.4:1 at December 31, 1995. For the year ended December 31, 1995, cash provided by operating activities was $72.8 million compared to $175.9 million in 1994. This decrease in cash provided by operating activities was primarily due to payments associated with the Company's strategic decision to change its distribution arrangement in Japan and payments to Lilly. The Company expects to generate sufficient cash to fund future working capital needs.

  Net cash used for investing activities totaled $15.7 million for the three months ended March 31, 1996, compared to $11.4 million for the same period in 1995. The most significant use of cash for investing activities related to net additions of property and equipment of $12.4 million. Net additions of property and equipment for the same period in the prior year were $11.6 million. Net cash used for investing activities totaled $88.4 million for the year ended December 31, 1995, compared to $71.7 million in 1994. The most significant use of cash for investing activities related to net additions of property and equipment of $64.7 million and $51.1 million in 1995 and 1994, respectively. The increase in additions of property and equipment relate primarily to investments of approximately $10.0 million in software, hardware, and networking equipment purchased in connection with the implementation of a global integrated management information system. Increased requirements for CRM programmers resulting from the growth in sales of CRM products and the October 1995 market release of the Model 2950 programmer and related new software applications also contributed to increased spending on property and equipment. The Company also paid approximately $10.8 million to complete the acquisitions of three European distributors during 1995.

  Net cash provided by financing activities totaled $14.5 million for the three months ended March 31, 1996. The Company increased its net borrowings as of March 31, 1996, by $16.3 million to fund first quarter tax payments and performance-based bonus compensation accrued throughout 1995. For the three months ended March 31, 1995, the Company's net cash used for financing activities was $69.3 million, driven by the reduction of its loans payable to Lilly and affiliated companies and reductions of its long-term borrowings during the period. Net cash used for financing activities totaled $88.6 million for the year ended December 31, 1995. Payments of its loans payable to Lilly and its subsidiaries of $78.0 million was the Company's most significant use of cash for financing activities in 1995.

  At March 31, 1996, the Company had outstanding borrowings of $471.3 through the issuance of commercial paper and commercial bank loans at a weighted average interest rate of 6.05%. The Company expects that a minimum of $385.0 million of borrowings will remain outstanding through the next twelve months and, accordingly, has classified this portion of the borrowings as long-term at March 31, 1996. The Company's commercial paper borrowings are supported by a credit facility aggregating $600.0 million that permits borrowings through January 8, 2001. This credit facility, under which there are currently no outstanding borrowings, carries a variable market rate of interest. At December 31, 1995, the Company had outstanding borrowings of $455.0 million under a $700.0 million credit facility which expired January 8, 1996 (the "1994 Credit Agreement"). Borrowings under the facility carried a variable interest rate (6.39% at December 31, 1995). The Company repaid $18.0 million of these borrowings during 1995 using cash flow primarily generated by operations. The net proceeds of this offering will be used to reduce outstanding commercial paper indebtedness and bank borrowings with a view towards possibly reborrowing when necessary for acquisitions and for general corporate purposes in support of the Company's acquisition strategy. Immediately following this offering and the application of the estimated net proceeds therefrom, the Company expects to have outstanding borrowings of
approximately $   . See "Use of Proceeds."

  The Company expects its cash from operations to be adequate to meet its obligations to make interest payments on its debt and other anticipated cash needs including capital expenditures which are expected to be approximately $67.0 million in 1996.

  The Company has recognized net deferred tax assets aggregating $61.1 million at March 31, 1996 and $59.8 million at December 31, 1995. The assets relate principally to the establishment of inventory and product related reserves, the acquisition of certain intangible assets, and charges associated with the 1993 restructuring. In view of the consistent profitability of its past operations, the Company believes that all these assets will be substantially recovered and that no significant additional valuation allowances are necessary.

  The Company's risk management objectives are to reduce earnings volatility and protect the Company's assets from fluctuations in foreign currency and interest rates. Simple derivative instruments, including foreign currency forwards, purchased options, and interest rate swaps, are used as hedges to meet these objectives. The primary feature of the Company's risk management philosophy is that all hedging activity must be designed to reduce financial risks associated with commercial and financial transactions which arise in the ordinary course of business. All contracts are entered into for purposes "other than trading" as defined by SFAS No. 119. In 1995, the impact of the Company's hedging activity was not material.

  Interest rate swaps are used to reduce the Company's exposure to interest rate fluctuations. Currency forward contracts and currency option contracts are used to reduce the impact of foreign exchange rate movements on transactions denominated in foreign currencies, primarily intercompany loans and export intercompany purchases of inventory.

REGULATORY AND OTHER MATTERS

  Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, and managed care arrangements, are continuing in several countries where the Company does business, including the United States. These changes have caused healthcare providers to put increased emphasis on the delivery of more cost-effective medical therapies. Although management believes the Company is well positioned to respond to this worldwide trend toward cost containment, the uncertainty as to the outcome of future legislation or changes in the marketplace preclude the Company from predicting the impact these changes may have on future operating results.

  The Company's products are subject to extensive regulation by the FDA and, in some jurisdictions, by state and foreign governmental authorities. In particular, the Company must obtain specific clearance from the FDA before it can market products in the United States. The process of obtaining such clearances can be time-consuming and expensive, and there can be no assurance that all clearances sought by the Company will be granted on a timely basis.

  The operations of the Company, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify, the Company believes that the potential impact of compliance will not have a material impact on the Company's financial position.

  The Company operates in an industry susceptible to product liability claims. Product liability claims may be asserted against the Company in the future related to events not known at the present time. Management believes that its risk management practices, including insurance coverage, are adequate to protect the Company against any material product liability losses.

  From time to time, the Company is subject to claims of, and legal actions alleging, infringement by the Company of patent rights of others. While it is not possible to predict or determine the outcome of legal actions brought against it, the Company believes that the ultimate outcome will not have a material impact on its financial position.

                                   BUSINESS

PRODUCTS

  The Company offers broad product lines in the CRM and VI areas. The Company believes that a broad product offering provides several benefits including the ability to (i) take advantage of its research and development expertise across product lines, (ii) improve its manufacturing and administrative efficiency and expertise, and (iii) offer innovative sales and marketing programs, particularly as customer purchasing decisions become more centralized.

  Cardiac Rhythm Management. The Company is a leader in the implantable CRM market. In this market, implantable device systems are used to detect and treat abnormally fast and abnormally slow or irregular heart rhythms. The Company's CRM product line is organized into two major product categories:
Tachycardia ("Tachy") and Bradycardia ("Brady").

  Tachy products, or ICD systems, are used to detect and treat potentially fatal, abnormally fast heart rhythms by delivering electrical energy to the heart and, in so doing, restoring the heart's normal rhythm. Tachyarrhythmias often result from the presence of abnormal cardiac tissue. This tissue interferes with the normal electrical activity of the heart. Approximately 27,000 ICDs were implanted worldwide during 1995. The Company offers a broad array of Tachy products ranging from shock-only devices to more complex devices and systems, including tiered-therapy devices, offering multiple therapeutic options. The Tachy product category includes ICDs, endocardial defibrillation leads, programmers and accessories used primarily in the treatment of fast arrhythmias.

  Brady products, or cardiac pacemaker systems, are generally used to manage a slow or irregular heartbeat caused by disorders that disrupt the heart's normal electrical conduction system. This often results in a heart rate insufficient to provide adequate blood flow through the body, creating symptoms including fatigue, dizziness and fainting. Approximately 440,000 pacemakers were implanted worldwide in 1995. The Company offers a broad array of Brady products ranging from conventional single chamber devices to more sophisticated adaptive-rate, dual chamber devices. The Brady product category includes pacemaker pulse generators, endocardial pacing leads, programmers and accessories used primarily in the treatment of slow or irregular arrhythmias.

  Vascular Intervention. The Company offers its customers a wide range of VI products for use in the treatment of coronary artery disease ("CAD"), which is the formation of blood flow restrictions (atherosclerotic lesions) within the coronary arteries. More than six million Americans have been diagnosed with CAD. If untreated, CAD can lead to heart attack, or cause chest pain that may interfere with normal activities. Since its clinical introduction in 1978, PTCA has emerged as the principal less invasive and less expensive alternative to coronary artery bypass graft surgery, which is a highly invasive surgical procedure for treating CAD. The less invasive nature of PTCA is associated with a lower cost of treatment, less trauma to the patient and generally improved patient outcomes. Each year it is estimated that nearly 750,000 patients undergo a minimally invasive CAD intervention (angioplasty, atherectomy, mechanical or laser ablation or stenting).

  The Company is a significant competitor in the vascular intervention market, offering products which include dilatation catheters (including catheters with perfusion capability), atherectomy catheters, guidewires, guiding catheters, stents and related accessories.

  Minimally Invasive Surgery. The Company is involved in the development and marketing of innovative, cost-effective surgical devices and systems which alter the surgeon's approach to surgical procedures and may provide improved clinical benefit, reduced operating time and better patient outcomes. MIS uses small incisions to gain access to the surgical site. Minimally invasive surgical techniques significantly decrease the patient's postoperative pain, hospital stay and recovery period by limiting the size of incisions required to gain access to the primary surgical site as well as reducing the resulting trauma caused by more invasive procedures. The Company focuses on laparoscopy, which is a minimally invasive surgical market that has undergone rapid growth and change. With the launch of a new product line, the VASOVIEW Balloon Dissection System, for endoscopic harvesting of the saphenous vein, the Company's strategy is to focus on the cardiovascular market.

TECHNOLOGY

  The Company intends to maintain a technological leadership position in the CRM and VI segments of the medical devices market, which are driven by technological innovation and new product development. The Company has introduced several significant technological advances in the treatment of cardiovascular disease, including the first implantable defibrillator, the first catheter with perfusion capability to be marketed in the United States, the first atherectomy catheter and the first endocardial defibrillation system. As a result of these and other technological innovations, the Company has a leading position in rapid exchange catheters, perfusion catheters, atherectomy catheters, guidewires, ICDs, endocardial defibrillator leads and gasless laparoscopy systems.

MARKETING

  The Company's marketing strategy is to attain a significant worldwide presence in all the markets in which it serves. The markets for CRM, VI and MIS products are growing faster internationally than in the United States. As a result, the Company believes that there is significant potential for growth in many areas outside the United States where CRM, VI and MIS procedures are currently not as widely performed by physicians. In addition, by broadening the markets where the Company sells its products, the Company will be able to serve more customers without increasing certain of its costs, such as research and development.

COMPETITION

  The medical devices market is highly competitive. The Company competes with many companies, some of which may have access to greater financial and other resources than the Company. Furthermore, the medical devices market is characterized by rapid product development and technological change. The present or future products of the Company could be rendered obsolete or uneconomic by technological advances by one or more of the Company's present or future competitors or by other therapies such as drugs. The Company's future success will depend upon its ability to remain competitive with other developers of such medical devices and therapies.

  The Company faces substantial competition from a number of other companies in the markets for its products. The Company's primary competitors in the Brady pacemaker market are Medtronic, Inc., Pacesetter, Inc. (St. Jude Medical, Inc.), Intermedics, Inc. (Sulzer Brothers Ltd.) and Telectronics Pacing Systems (Pacific Dunlop Ltd.). In the Tachy market, the Company competes primarily with Medtronic, Inc. in the production of endocardial defibrillation lead systems and implantable defibrillators. Ventritex, Inc. also markets competing defibrillation products. The Company's primary competitors in VI are SciMed Life Systems, Inc. and Heart Technology, Inc. (Boston Scientific), Cordis Corporation and Johnson and Johnson Interventional Systems (Johnson & Johnson), Schneider (Pfizer), USCI (C.R. Bard, Inc.), and Medtronic, Inc. With respect to MIS devices, the principal competitors of the Company are United States Surgical Corporation and Ethicon Endo-Surgery, Inc. (Johnson & Johnson). The Company believes that it competes primarily on the basis of product features, product quality, customer support, field services and cost-effectiveness.

LEGAL PROCEEDINGS

  On May 31, 1994, SciMed Life Systems, Inc. ("SciMed") filed suit against the Company's subsidiary, Advanced Cardiovascular Systems, Inc. ("ACS"), in the Northern District of California, San Francisco Division, alleging that the ACS RX FLOWTRACK 40 and ACS RX ELIPSE catheters infringed certain SciMed patents. In addition, on November 17, 1995, SciMed filed suit against ACS in the Northern District of California, San Francisco Division, alleging that the ACS RX LIFESTREAM catheter infringed certain SciMed patents. Both cases seek injunctive relief and unspecified monetary damages. ACS exercised its rights under a settlement agreement between ACS and SciMed (the "Settlement Agreement") and initiated arbitration proceedings claiming that these ACS catheters are licensed products under the Settlement Agreement. The Court granted ACS' request that the two lawsuits be stayed pending the outcome of the arbitrations which are set for hearing in October 1996. The Arbitration Panel has ruled that, at the upcoming hearing, SciMed will bear the burden of proving that the ACS catheters are not licensed under the Settlement Agreement.

  On May 15, 1995, Intermedics, Inc., a division of Sulzermedica USA, Inc. ("Intermedics"), filed suit against the Company's subsidiary Cardiac Pacemakers, Inc. ("CPI"), in the United States District Court for the Southern District of Texas, Galveston Division. The complaint alleges infringement of certain Intermedics patents by CPI products, including unspecified defibrillator models bearing the VENTAK and/or PRx trademark(s); unspecified pacemaker models bearing the VIGOR trademark; and unspecified pacemaker models bearing the EXCEL trademark (which models are not currently manufactured by CPI). Intermedics is seeking injunctive and monetary relief of an unspecified amount.

  On August 28, 1995, the Company received a letter from Pacesetter, Inc. ("Pacesetter") advising the Company that Pacesetter believes that certain Pacesetter patents are being used by the Company in connection with the Company's VIGOR pacemaker/programmer combination. The letter requests that the Company cease using such patents. The Pacesetter letter and a subsequent letter also advise that it appears to Pacesetter that the Company may also be using five patents licensed to Pacesetter in connection with the Company's VENTAK MINI. On May 3, 1996, Pacesetter filed suit against CPI in the United States District Court for the District of Delaware. The complaint alleges infringement of three of the patents referred to in the previous letters and seeks injunctive relief and unspecified monetary damages. Additional litigation by Pacesetter seeking injunctive and monetary relief is a possibility.

  On December 15, 1995, Boston Scientific Corporation and its subsidiary, SciMed (collectively, "BSC"), filed suit against ACS in the United States District Court of Massachusetts alleging violation of federal and state antitrust laws, as well as state unfair competition and abuse of process laws. The lawsuit seeks injunctive relief, unspecified monetary damages and a declaration that certain patents are unenforceable. BSC alleges that the violations are based on the misuse of the United States patent laws as a result of agreements concerning certain rapid exchange catheter patents.

  On May 15, 1996, The Johns Hopkins University ("Johns Hopkins") filed suit against the Company and CPI in the District of Maryland, Northern Division. The complaint alleges that certain of the Company's defibrillators infringe a patent owned by Johns Hopkins, that the Company has breached an agreement originally entered into by Johns Hopkins and Medrad, Inc., and that the Company has been unjustly enriched. Johns Hopkins is seeking injunctive relief, specific performance, unspecified monetary damages, and an award of attorneys' fees.

  On June 4, 1996, General Surgical Innovations, Inc. ("GSI") filed suit against the Company's subsidiary, Origin Medsystems, Inc. ("Origin") in the Northern District of California alleging that Origin's making, using, offering to sell and selling certain Origin Preperitoneal Distention Balloon Systems infringed and is continuing to infringe a patent owned by GSI. GSI is seeking injunctive relief, unspecified monetary damages and an award of costs and attorneys' fees.

  The Company is a party to certain other legal actions arising in the ordinary course of its business. While it is not possible to predict or determine the outcome of the legal actions brought against the Company, the Company believes that the costs associated with all of these actions will not have a material adverse effect on the Company's consolidated financial position or liquidity, but could possibly be material to the consolidated results of operations in any one accounting period.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company and their ages and positions are:

                       EXECUTIVE OFFICERS OF THE COMPANY


 NAME                                POSITION                                                                  AGE
 ----                                --------                                                                  ---
 James M. Cornelius(1)               Chairman of the Board and Director                                         52
 Ronald W. Dollens(2)                President, Chief Executive Officer and Director                            49
 J.B. King(3)                        Vice President, General Counsel, Secretary   and Director                  66
 James R. Baumgardt                  Vice President and President, Western Hemisphere Sales                     48
 Keith E. Brauer                     Vice President, Finance and Chief Financial Officer                        48
 A. Jay Graf                         Vice President and President, Cardiac Rhythm Management Group              49
 Ginger L. Howard                    Vice President and President, Vascular Intervention Group                  40
 Cynthia L. Lucchese                 Treasurer                                                                  35
 Roger Marchetti                     Chief Accounting Officer                                                   38
 Richard van Oostrom                 Vice President and President of Operations, Europe, Middle East,
                                     Africa and Emerging Markets                                                51
 F. Thomas (Jay) Watkins, III        Vice President and President, Minimally Invasive Systems Group             44
 Joseph A. Yahner                    Vice President, Human Resources and Corporate Affairs                      48
 Maurice A. Cox, Jr.(2)              Director                                                                   45
 Enrique C. Falla(2)                 Director                                                                   56
 Susan B. King(3)                    Director                                                                   56
 J. Kevin Moore(3)                   Director                                                                   41
 Mark Novitch, M.D.(1)               Director                                                                   64
 Eugene L. Step(1)                   Director                                                                   67
 Ruedi E. Wager, Ph.D.(3)            Director                                                                   53


- --------

(1) Term expires in 1997.
(2) Term expires in 1998.
(3) Term expires in 1999.

  A brief summary of the recent business and professional experience of each executive officer is set forth below.

JAMES M. CORNELIUS

  Mr. Cornelius is Chairman of the Board of Directors and a Director of the Company. Previously, he was Vice President, Finance and Chief Financial Officer of Lilly from 1983 until his retirement in October 1995. Mr. Cornelius has served as Treasurer of Lilly and as President of IVAC Corporation, a former Lilly medical device subsidiary. He joined Lilly in 1967. Mr. Cornelius is a director of American United Life Insurance Company, Lilly Industries, Inc., and the National Bank of Indianapolis. Mr. Cornelius also serves as a trustee of the University of Indianapolis.

RONALD W. DOLLENS

  Mr. Dollens is President, Chief Executive Officer and a Director of the Company. Previously, he served as President of Lilly's MDD Division from 1991 until 1995. Mr. Dollens served as Vice President of Lilly's MDD Division and Chairman of ACS from 1990 to 1991. He also held the position of President and Chief Executive Officer of ACS. Mr. Dollens joined Lilly in 1972. Mr. Dollens currently serves on the boards of Physio-Control International Corporation, the Health Industry Manufacturers Association, the Eiteljorg Museum, and the Indiana State Symphony Society Board. He is also the President of the Indiana Health Industry Forum.

J.B. KING

  Mr. King is Vice President, General Counsel, Secretary and a Director of the Company. Mr. King also acts as counsel to the law firm of Baker & Daniels, which provides legal services to the Company. He previously was Vice President and General Counsel for Lilly, a position he held from 1987 until he retired in 1995. Before joining Lilly, Mr. King was a partner and chairman of the management committee of Baker & Daniels. Mr. King is a director of Bank One, Indianapolis, N.A., the Indiana Legal Foundation, IWC Resources, Inc., and Riley Hospital Memorial Association.

JAMES R. BAUMGARDT

  Mr. Baumgardt is a Vice President of the Company and President, Western Hemisphere Sales. Previously he held the position of Vice President, Corporate Resources from 1994 to 1995. Mr. Baumgardt has also served as Executive Director of Human Resources and Business Development for the MDD Division of Lilly from 1992 to 1994. Mr. Baumgardt was director of personnel for Lilly from 1990 to 1992 and director of sales for Lilly's Select Product Division from 1988 to 1990. He joined Lilly in 1970. Mr. Baumgardt is a director of the Rose-Hulman Institute of Technology.

KEITH E. BRAUER

  Mr. Brauer is Vice President, Finance and Chief Financial Officer for the Company. Previously, he served as executive director of finance and Chief Accounting Officer of Lilly from 1992 to 1994. Mr. Brauer was executive director of international finance of Lilly from 1988 to 1992 and director of corporate affairs of Lilly from 1986 to 1988. Additionally, he held the position of Vice President of Finance and Treasurer for Physio-Control Corporation, a former Lilly subsidiary. Mr. Brauer joined Lilly in 1974. Mr. Brauer is a director of the Indiana Chamber of Commerce. Mr. Brauer also serves on the University of Michigan Business School Corporate Advisory Board.

A. JAY GRAF

  Mr. Graf is a Vice President of the Company and President of the Cardiac Rhythm Management Group. He has been President and Chief Executive Officer of CPI since 1992. He joined CPI as Executive Vice President and Chief Operating Officer in 1990. Mr. Graf has also held the position of Senior Vice President of operations at Physio-Control Corporation. Additionally, Mr. Graf held the positions of Vice President of sales and technical services, and Vice President of marketing and communications at Physio-Control Corporation. Mr. Graf joined Lilly in 1976. Mr. Graf is a director of ATS Corporation and the St. Paul Area United Way.

GINGER L. HOWARD

  Ms. Howard is a Vice President of the Company and President of the Vascular Intervention Group. She has been President of ACS since 1993. She served as a director of pharmaceutical sales for Lilly in 1992 and was director of corporate pharmaceutical strategic planning from 1989 to 1991. Ms. Howard joined Lilly in 1979. Ms. Howard is a director of Amylin Pharmaceuticals, Inc. and the California Healthcare Institute. She also serves on the advisory board for the California Institute for Federal Policy Research and is a member of the Committee of 200.

CYNTHIA L. LUCCHESE

  Ms. Lucchese is Treasurer of the Company. She served as Worldwide Treasury Planning Manager for Lilly from 1992 to 1995. She served as Administrative Audit Manager for Lilly from 1990 to 1992. Ms. Lucchese joined Lilly in 1987. Prior to joining Lilly, she was a senior auditor for Ernst & Young LLP from 1982 to 1986. Ms. Lucchese is a Certified Public Accountant. She is also a director for Shepard Poorman Communications Corporation.

ROGER MARCHETTI

  Mr. Marchetti is Chief Accounting Officer of the Company. He served as manager of finance for Lilly's Indianapolis pharmaceutical manufacturing operations from 1992 to 1994, and manufacturing controller for ACS from 1990 to 1992. Mr. Marchetti joined ACS in 1988 as general accounting manager. Prior to joining ACS, Mr. Marchetti was on the audit staff of Touche Ross & Co. (currently Deloitte & Touche LLP) from 1980 to 1986. Mr. Marchetti is a Certified Public Accountant.

RICHARD M. VAN OOSTROM

  Mr. van Oostrom is a Vice President of the Company and President of Operations, Europe, Middle East, Africa and Emerging Markets. He served as Vice President of European operations for Lilly's MDD Division from 1984 to 1994. Mr. van Oostrom was an executive director of marketing for Lilly from 1981 to 1984 and President and general manager of Eli Lilly Canada Inc. from 1980 to 1981. He joined Lilly in 1971. Mr. van Oostrom is a board member of the European trade association for medical prosthesis manufacturers.

F. THOMAS (JAY) WATKINS, III

  Mr. Watkins is a Vice President of the Company and President of the Minimally Invasive Systems Group. He has previously served as President of Origin. Mr. Watkins joined Origin in 1989. Previously he has served in management positions in several start-up companies, including Microgenics Corporation, and was a consultant with the international consulting firm of McKinsey & Company, Inc. He is a director of Gynecare, Inc. and CardioGenesis, Inc.

JOSEPH A. YAHNER

  Mr. Yahner is Vice President of Human Resources and Corporate Affairs for the Company. Previously, he was Vice President of Human Resources for CPI and U.S. Operations, positions he held from 1992 and 1994, respectively, to 1995. He served as Director of Operations at Lilly's Tippecanoe Laboratories from 1988 to 1992. Mr. Yahner has also served in various positions in Personnel, Research, Manufacturing, Quality Control and Technical Services for Lilly. Mr. Yahner joined Lilly in 1971.

MAURICE A. COX, JR.

  Mr. Cox is President and Chief Executive Officer of The Ohio Partners, LLC (a venture capital company), a position he has held since July 1995. Previously, he served as President and Chief Executive Officer of CompuServe Incorporated (an information services company) from 1990 to June 1995. Mr. Cox joined CompuServe in 1979 and has served as Vice President, Product Management and as Executive Vice President of CompuServe's Information Services Division. He is also a director of GT Interactive Software and Huntington National Bank.

ENRIQUE C. FALLA

  Mr. Falla is an Executive Vice President for The Dow Chemical Company, a position he has held since 1991, and is a member of its Board of Directors. Previously, he served as Chief Financial Officer of The Dow Chemical Company. He joined The Dow Chemical Company in 1967 and is a member of the Finance and Investment Policy Committees. Mr. Falla is a director of The Dow Chemical Company and Kmart Corporation, and is a member of the Board of Trustees of the University of Miami.

SUSAN B. KING

  Ms. King is the Leader in Residence for the Hart Leadership Program at Duke University, a position she has held since January 1995. Prior to assuming this position, she served as Senior Vice President, Corporate Affairs for Corning Incorporated from 1992 to December 1995. Ms. King served as President for its Steuben Glass Division from 1987 to 1992. She joined Corning Incorporated in 1982. She also served as Chair of the U.S. Consumer Product Safety Commission from 1978 to 1981. Ms. King is a director of The Coca-Cola Company and the Health Effects Institute. She is also a Trustee for the Eurasia Foundation, the National Public Radio Foundation and Duke University.

J. KEVIN MOORE

  Mr. Moore is Associate Chief Operating Officer for Duke University Medical Center, a position he has held since March 1994. Prior to assuming this position, he served as Assistant Director, Surgical Private Diagnostic Clinics, and Adjunct Associate Professor, Graduate School of Health Administration, from April 1989 to March 1994. Mr. Moore served as Assistant Director for Duke Hospital from May 1988 to April 1989 and he served as Director of Management Services, Medical Center Administration, and Adjunct Assistant Professor, Graduate School of Health Administration, from May 1984 to April 1988. Mr. Moore is a director of the American Red Cross Regional Chapter.

MARK NOVITCH, M.D.

  Dr. Novitch has been Professor of Health Care Sciences at George Washington University Medical Center since 1994. Prior to joining George Washington University Medical Center, he retired as Vice Chairman of the Board and Chief Compliance Officer of The Upjohn Company in December 1993. Prior to joining Upjohn in 1985, Dr. Novitch was Deputy Commissioner of the FDA from 1981 until 1985. He served as Acting Commissioner of the FDA from 1983 to 1984. Dr. Novitch is currently serving a five-year term as a Trustee and Past President of the U.S. Pharmacopeial Convention. He is also a member of the Biomedical Services Board of the American Red Cross. Dr. Novitch is a director of Alteon, Inc., Calypte Biomedical, Inc., Neurogen Corporation, and Osiris Therapeutics, Inc.

EUGENE L. STEP

  Mr. Step served as Director and Executive Vice President of Lilly until his retirement in 1992. He joined Lilly in 1956 and has served as President of Lilly's Pharmaceutical Division and as a member of Lilly's Executive Committee. Mr. Step is a director of Cell Genesys, Inc., GMIS, Inc., Medco Research, Inc., Pathogenesis, Inc., and Scios-Nova, Inc.

RUEDI E. WAGER, PH.D.

  Dr. Wager is President and Chief Executive Officer of ZLB Central Laboratory Blood Transfusion Service SRC (a plasma fractionation business in Switzerland), a position he has held since February 1994. Prior to assuming this position, he served as Senior Vice President at Sandoz Pharma Ltd. (a multinational pharmaceutical company) from March 1989 to January 1994. From January 1993 to January 1994, Dr. Wager served as Head of Corporate Project Management and member of the Executive Committee at Sandoz Pharma Ltd., and from March 1989 to December 1993, he served as Head of Worldwide Marketing and member of the Executive Committee at Sandoz Pharma Ltd. Dr. Wager joined Sandoz, Ltd. in 1973. Dr. Wager is a director of Portescap SA and Portescap International SA.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 250,000,000 shares of Common Stock, without par value, 74,133,005 shares of which are outstanding and 50,000,000 shares of preferred stock (the "Preferred Stock"), no shares of which are outstanding. All outstanding shares of the Common Stock are duly authorized, validly issued, fully paid and non-assessable. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Articles of Incorporation, the material provisions of which are set forth herein and a copy of which is filed as an exhibit to the Registration Statement.

COMMON STOCK

  The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders of shares of Common Stock are not entitled to cumulate their votes in the election of directors, which means that holders of more than half the outstanding shares of Common Stock can elect all the directors of the Company. The holders of shares of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, from any assets legally available therefor.

  The holders of Common Stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The holders of Common Stock are not subject to further calls or assessments by the Company. Upon liquidation of the Company, after payment or provision for payment of all of the Company's obligations and any liquidation preference of any outstanding preferred stock, the holders of Common Stock are entitled to share ratably in the remaining assets of the Company.

PREFERRED STOCK

  The Company currently has no shares of Preferred Stock outstanding. The Company's Board of Directors, without further approval of the shareholders, is vested with broad authority with respect to the Preferred Stock to establish and designate series, fix the number of shares to be included in each series, provide for a sinking fund for the purchase or redemption of shares or a purchase fund for the purchase of shares of such series, and to determine the relative rights, preferences and limitations of each series, including, but not limited to, the dividend and voting rights of such Preferred Stock and the preferential amounts payable to the holders of Preferred Stock on liquidation. The Board of Directors will also determine whether such Preferred Stock will be convertible into other securities of the Company, including the Common Stock. Accordingly, the issuance of Preferred Stock, while promoting flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting rights of the holders of, or the market price of, the Common Stock, and, under certain circumstances, make it more difficult for a third party to gain control of the Company. The holders of Preferred Stock also have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of Preferred Stock pursuant to the Indiana Business Corporation Law.

  In connection with the Company's Shareholder Rights Plan (the "Rights Agreement"), the Board of Directors has authorized the issuance of up to 1,500,000 shares of Series A Participating Preferred Stock ("Series A Preferred Stock") upon exercise of rights issued under the Rights Agreement. See "--Shareholder Rights Plan" for a description of the rights of Series A Preferred Stock.

CERTAIN ARTICLES OF INCORPORATION AND BY-LAWS PROVISIONS AND INDIANA ANTI-TAKEOVER PROVISIONS

  Under the Indiana Business Corporation Law, directors are required to discharge their duties (i) in good faith, (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (iii) in a manner the directors reasonably believe to be in the best interests of the company. However, the Indiana Business Corporation Law exonerates directors from liability for breach of these standards of conduct unless the breach constitutes willful misconduct or recklessness. This exoneration from liability may not affect the availability of equitable relief, including injunctions. Furthermore, the exoneration from liability under Indiana law does not affect the liability of directors for violations of the federal securities laws.

  The provisions of the Company's Articles of Incorporation provide for higher shareholder voting requirements for certain transactions (such as business combinations) with or otherwise involving persons who own 5% or more of the voting stock of the Company (subject to certain exceptions), for the classification of the Board of Directors into three classes, and that directors may be removed by vote of 80% of the Company's outstanding voting power. The provisions of the Articles of Incorporation also authorize the board to issue Preferred Stock without shareholder approval.

  The Indiana Business Corporation Law provides that any person or group of persons that acquires the power to vote more than one-fifth of the Company's shares shall not have the right to vote such shares unless granted voting rights by the holders of a majority of the outstanding shares of the Company and by the holders of a majority of the outstanding shares excluding shares held by the acquiring person, officers of the Company and employees of the Company who are also directors of the Company. The Indiana Business Corporation Law also prohibits a person who acquires beneficial ownership of 10% or more of the Company's shares (an "Interested Shareholder"), or any affiliate or associate of an Interested Shareholder, from effecting a merger or other business combination with the Company for a period of five years from the date on which the person became an Interested Shareholder, unless the transactions in which the person became an Interested Shareholder was approved in advance by the Company's Board of Directors. Following the five-year period, a merger or other business combination may be affected with an Interested Shareholder only in certain circumstances.

  The provisions of the Indiana Business Corporation Law relating to exoneration of directors may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty and may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise have benefited the Company and its shareholders.

  The overall effect of the above provisions may be to render more difficult or to discourage a merger, a tender offer, a proxy contest, or the assumption of control of the Company by a holder of a large block of the Company's stock or other person, or the removal of incumbent management, even if such actions may be beneficial to the Company's shareholders generally. In addition, a shareholder's investment in the Company may be adversely affected to the extent that litigation costs and damage awards against the Company's directors and officers are paid by the Company pursuant to the indemnification provisions of the Indiana Business Corporation Law and the Company's Articles of Incorporation.

SHAREHOLDER RIGHTS PLAN

  Under the terms of the Company's Shareholder Rights Plan, all shareholders of Common Stock received for each share owned a Preferred Stock purchase right (a "Right") entitling them to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at an exercise price of $43.50 per one one-hundredth of a share, subject to adjustment. The Rights are not exercisable until after the date on which the Company's right to redeem has expired. The Company may redeem the Rights for $0.01 per Right up to and including the 10th business day after the date of a public announcement that a person (the "Acquiring Person") has acquired ownership of stock having 10% or more of the Company's general voting power (the "Stock Acquisition Date").

  The Rights Agreement provides that, if the Company is acquired in a business combination transaction at any time after a Stock Acquisition Date, generally, each holder of a Right will be entitled to purchase at the exercise price a number of the acquiring company's shares having a market value of twice the exercise price. The Rights Agreement also provides that, in the event of certain other business combinations, certain self-dealing transactions, or the acquisition by a person of stock having 15% or more of the Company's general voting power, generally, each holder of a Right will be entitled to purchase at the exercise price a number of the shares of the Company's Common Stock having a market value of twice the exercise price. Any Rights beneficially owned by an Acquiring Person shall not be entitled to the benefit of the adjustments with respect to the number of shares described above. The Rights will expire on October 17, 2004, unless redeemed earlier by the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston. Its address for such purposes is 160 Federal Street, Boston, Massachusetts 02106-2016.

               CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                     FOR NON-U.S. HOLDERS OF COMMON STOCK

  The following discussion concerns certain United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock applicable to Non-U.S. Holders of such shares of Common Stock. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident, as specifically defined for United States federal income and estate tax purposes, of the United States, (ii) a corporation, partnership or any entity treated as a corporation or partnership for United States federal income tax purposes created or organized in the United States or under the laws of the United States or of any State, or (iii) an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. The discussion is based on current law, which is subject to change retroactively or prospectively, and is for general information only. The discussion does not address all aspects of United States federal income and estate taxation and does not address any aspects of state, local or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including the fact that in the case of a Non-U.S. Holder that is a partnership, the United States tax consequences of holding and disposing of shares of Common Stock may be affected by certain determinations made at the partner level). Accordingly, prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Common Stock.

  Dividends. In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii) if a tax treaty applies, attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business or attributable to such a permanent establishment (if a tax treaty applies) and so treated as effectively connected income will generally not be subject to withholding (if the Non-U.S. Holder files certain forms annually with the "payor," as defined for United States federal income tax purposes, of the dividend) and will generally be subject to United States federal income tax on a net income basis at regular graduated rates. In the case of a Non-U.S. Holder which is a corporation, such effectively connected income also may be subject to the 30% branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits except to the extent an applicable tax treaty otherwise provides). The branch profits tax may not apply, or may apply at a reduced rate, if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty.

  To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury Regulations to be paid to a resident of that country, unless the payor has definite knowledge that such presumption is not warranted or an applicable tax treaty (or United States Treasury Regulations thereunder) requires some other method for determining a Non-U.S. Holder's residence. Under current regulations, the Company must report annually to the Internal Revenue Service ("IRS") and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these reports also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides.

  Sale of Common Stock. Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; (ii) the Non-U.S. Holder is an individual who holds the shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such Non-U.S. Holder has a "tax home" (as specifically defined for United States federal income tax purposes) in the United States (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and such gain has been subject to a foreign tax equal to at least 10%), or (b) the gain from the disposition is attributable to an office or fixed place of business maintained by such Non-U.S. Holder in the United States; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates; or (iv) the Company is or has been during certain periods a "United States real property holding corporation" as defined for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) and the Non-U.S. Holder held, at any time during the five-year period ending on the date of disposition (or such shorter period that such shares were held), directly or indirectly, more than 5% of the Common Stock.

  Estate Tax. Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in such individual's gross estate for United States federal estate tax purposes (unless an applicable tax treaty provides otherwise) and therefore may be subject to United States federal estate tax.

  Backup Withholding and Information Reporting. Under current United States federal income tax law, backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements apply to payments of actual and constructive dividends. Backup withholding tax and information reporting requirements will generally not apply to dividends paid on Common Stock to Non-U.S. Holders to which the Company is required to withhold at a 30% rate or, if applicable, a lower treaty rate, as described under "--Dividends."

  The payment of the proceeds from the disposition of shares of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder or beneficial owner certifies, under penalties of perjury, among other things, as to its status as a Non-U.S. Holder, or otherwise establishes an exemption. Generally, the payment of the proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a broker will not be subject to backup withholding and will not be subject to information reporting. In the case of the payment of proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a broker that is a U.S. person or a "U.S.-related person," existing regulations require information reporting on the payment unless the broker receives a statement from the owner, signed under penalties of perjury, certifying, among other things, its status as a Non-U.S. Holder, or the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S.-related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

  A Non-U.S. Holder generally may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS.

  Proposed Regulations. On April 22, 1996, the Internal Revenue Service issued proposed regulations relating to withholding, backup withholding and information reporting that, if adopted in their current form, would, among other things, unify current certification procedures and forms and clarify reliance standards. The proposed regulations would, among other things, eliminate the general current law presumption that dividends paid to an address in a foreign country are paid to a resident of that country and would impose certain certification and documentation requirements on Non-U.S. Holders claiming the benefit of a reduced withholding rate with respect to dividends under a tax treaty. These regulations generally are proposed to be effective with respect to payments made after December 31, 1997, although in certain cases they are proposed to be effective only with respect to payments made after December 31, 1999. Proposed regulations are subject to change, however, prior to their adoption in final form. Prospective investors are urged to consult their tax advisors regarding the potential effect on them of the proposed regulations.

                                 UNDERWRITERS

  Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Alex. Brown & Sons Incorporated, Cowen & Company, J.P. Morgan Securities Inc. and Piper Jaffray Inc. are serving as U.S. Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, Alex. Brown & Sons Incorporated, Cowen & Company, J.P. Morgan Securities Ltd. and Piper Jaffray Inc., are serving as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of the Common Stock set forth opposite the names of such Underwriters below.

                                                                        NUMBER
NAME                                                                   OF SHARES
- ----                                                                   ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated...................................
  Alex. Brown & Sons Incorporated.....................................
  Cowen & Company.....................................................
  J.P. Morgan Securities Inc. ........................................
  Piper Jaffray Inc. .................................................
                                                                       ---------
    Subtotal.......................................................... 7,200,000
                                                                       ---------
International Underwriters:
  Morgan Stanley & Co. International Limited..........................
  Alex. Brown & Sons Incorporated.....................................
  Cowen & Company.....................................................
  J.P. Morgan Securities Ltd. ........................................
  Piper Jaffray Inc. .................................................
                                                                       ---------
    Subtotal.......................................................... 1,800,000
                                                                       ---------
Total................................................................. 9,000,000
                                                                       =========

  The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters," and the U.S. Representatives and International Representatives are collectively referred to as the "Representatives." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and
(ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters under the Underwriting Agreement are referred to herein as the U.S. Shares and the International Shares, respectively.

  Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

  Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that: (i) it has not offered or sold and, prior to the date six months after the date of issue of the shares of Common Stock, will not offer or sell any shares of Common Stock in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document in connection with the issue or sale of the shares of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

  The Underwriters initially propose to offer part of the Common Stock directly to the public at the price to public set forth on the cover page hereof and part to certain dealers at a price which represents a concession
not in excess of $    per share under the public offering price. Any
Underwriter may allow, and such dealers
may reallow, a concession not in excess of $    per share to other
Underwriters or to certain other dealers. After the initial offering of the Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

  Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,000,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such an option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the U.S. Underwriters hereby.

  The Company and its executive officers and directors have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not, during he period commencing on the date hereof and ending 90 days after the date of this Prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are now owned by the Company or are hereafter acquired), or (2) enter into any swap or similar agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (i) the sale of any Shares to the Underwriters pursuant to the offering of Common Stock hereby, (ii) any shares of Common Stock sold by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this Prospectus and
(iii) grants of stock options and restricted stock under the 1994 Stock Plan.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  Certain of the Underwriters and their affiliates have from time to time performed, and continue to perform, various investment banking and other financial services for the Company.

                                 LEGAL MATTERS

  Certain legal matters relating to the Common Stock being offered hereby will be passed upon for the Company by Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019-6092. As to matters of Indiana law, Dewey Ballantine may rely upon the opinion of Baker & Daniels, Indianapolis, Indiana. Mr. King, Vice President, General Counsel, Secretary and a Director of the Company, also currently acts as counsel to Baker & Daniels. Certain legal matters relating to the Common Stock being offered hereby will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, New York 10022-3901.

                                    EXPERTS

  The financial statements and schedules included or incorporated by reference in this Prospectus, to the extent and for the periods indicated in their reports, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports, which are incorporated by reference herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or its regional offices located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and at Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site at http://www.sec.gov. which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. In addition, such reports, proxy statements and other information may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and the PSE, 301 Pine Street, San Francisco, California 94101.

  The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be obtained from the principal office of the Commission in Washington, D.C. upon the payment of fees prescribed by the Commission.

  Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance where such contract or other document has been filed as an exhibit to the Registration Statement, reference is made to the exhibit so filed, each such statement being qualified in all respects by such reference.

                                     [LOGO]

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  [Alternate page for International Prospectus]

PROSPECTUS (Subject to Completion)
Issued June 20, 1996

                                9,000,000 Shares

                              Guidant Corporation

                                  COMMON STOCK

                                  -----------

ALL  OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING ISSUED AND SOLD BY
 GUIDANT   CORPORATION,  AN  INDIANA  CORPORATION  (THE  "COMPANY").  OF  THE
  9,000,000  SHARES  OF COMMON  STOCK  BEING OFFERED,  1,800,000  SHARES ARE
   BEING  OFFERED INITIALLY  OUTSIDE THE  UNITED STATES  AND CANADA  BY THE
    INTERNATIONAL  UNDERWRITERS  AND 7,200,000  SHARES  ARE BEING  OFFERED
     INITIALLY IN THE UNITED  STATES AND CANADA BY THE U.S. UNDERWRITERS.
      SEE "UNDERWRITERS."  THE COMMON STOCK OF THE COMPANY  IS LISTED ON
       THE  NEW YORK  STOCK  EXCHANGE AND  THE  PACIFIC STOCK  EXCHANGE
        UNDER THE SYMBOL  "GDT." ON JUNE 19, 1996, REPORTED  LAST SALE
         PRICE OF  THE COMMON  STOCK ON THE  NEW YORK STOCK  EXCHANGE
          WAS $49 1/4 PER SHARE.

                                  -----------

   SEE "RISK FACTORS" ON PAGE 7 FOR INFORMATION THAT SHOULD BE CONSIDERED BY
                             PROSPECTIVE INVESTORS.

                                  -----------

 THESE SECURITIES  HAVE NOT  BEEN  APPROVED OR  DISAPPROVED BY  THE SECURITIES
  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS
   THE  SECURITIES   AND  EXCHANGE   COMMISSION  OR  ANY   STATE  SECURITIES
    COMMISSION  PASSED UPON THE  ACCURACY OR  ADEQUACY OF THIS  PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                              PRICE $     A SHARE

                                  -----------

                                                      UNDERWRITING
                                             PRICE TO DISCOUNTS AND  PROCEEDS TO
                                              PUBLIC  COMMISSIONS(1)  COMPANY(2)
                                             -------- -------------  -----------
Per Share...................................   $           $             $
Total(3)....................................  $           $             $

- -----
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Before deducting expenses payable by the Company estimated at
      $           .
  (3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 1,000,000 additional shares of Common Stock at the price to public, less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions
      and proceeds to Company will be $               , $                and
      $               , respectively. See "Underwriters."

                                  -----------

  The shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Skadden, Arps, Slate, Meagher & Flom, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will
be made on or about              , 1996 at the offices of Morgan Stanley & Co.
Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY & CO.
        International
     ALEX. BROWN & SONS
             Incorporated
           COWEN & COMPANY
                 J.P. MORGAN SECURITIES LTD.
                                                PIPER JAFFRAY INC.

      , 1996

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      Securities and Exchange Commission registration fee........... $
      New York Stock Exchange Fee...................................
      Pacific Stock Exchange Fee....................................
      NASD Filing Fee...............................................
      Printing and engraving........................................
      Accounting services...........................................
      Legal services................................................
      Transfer Agent and Registrar fees and expenses................
      Expenses of qualification under state blue sky laws ..........
      Miscellaneous.................................................
                                                                     -----------
          Total.....................................................
                                                                     ===========

- --------
*Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Indiana Business Corporation Law provides that a corporation, unless limited by its Articles of Incorporation, is required to indemnify its directors and officers against reasonable expenses incurred in the successful defense of any proceeding arising out of their serving as a director or officer of the corporation.

  As permitted by the Indiana Business Corporation law, the Company's Articles of Incorporation provide for indemnification of directors, officers, and employees of the Company against any and all liability and reasonable expense that may be incurred by them, arising out of any claim or action, civil or criminal in which they may become involved by reason of being or having been a director, officer, or employee. To be entitled to indemnification, those persons must have been wholly successful in the claim or action or the Board of Directors or independent legal counsel must have determined that such persons acted in good faith in what they reasonably believed to be in the best interest of the Company and, in addition, in any criminal action, had no reasonable cause to believe that their conduct was unlawful.

  Officers and directors of the Company are insured, subject to certain exclusions and deductible and maximum amounts, against loss from claims arising in connection with their acting in their respective capacities, which include claims under the Securities Act of 1933.

ITEM 16. LIST OF EXHIBITS.

 1.1  Form of Underwriting Agreement.*
 4.1  Specimen of Certificate for Common Stock.**
 5.1 Opinion of Dewey Ballantine as to legality of the securities being registered.*
 5.2 Opinion of Baker & Daniels as to legality of the securities being registered.*
10.1 Rights Agreement, dated as of October 17, 1994, between the Company and Bank One, Indianapolis, N.A.**
23.1  Consent of Ernst & Young LLP.
23.2  Consent of Dewey Ballantine (contained in Exhibit 5.1).
23.3  Consent of Baker & Daniels (contained in Exhibit 5.2).
24.1  Power of Attorney (included on signature page).

- --------
*To be filed by amendment.

** Incorporated herein by reference to the identical exhibit filed as part of the Company's Registration Statement on Form S-1, File No. 33-83934.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes:

  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  For purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on June 19, 1996.

                                          GUIDANT CORPORATION

                                          By:       /s/ James M. Cornelius
                                              ---------------------------------
                                                      James M. Cornelius
                                                     Chairman of the Board

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Keith E. Brauer and Ronald W. Dollens his or her true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all that said attorney-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


         SIGNATURE                                       TITLE                   DATE
   /s/ James M. Cornelius                        Chairman of the Board             June 19, 1996
- -----------------------------                    (principal executive
     James M. Cornelius                          officer)


    /s/ Ronald W. Dollens                        President, Chief Executive        June 19, 1996
- -----------------------------                    Officer, Director (principal
      Ronald W. Dollens                          executive officer)


     /s/ Keith E. Brauer                         Chief Financial Officer           June 19, 1996
- -----------------------------                    (principal financial
      Keith E. Brauer                            officer)


     /s/ Roger Marchetti                         Chief Accounting Officer          June 19, 1996
- -----------------------------                    (principal accounting
       Roger Marchetti                           officer)


     /s/ Maurice A. Cox                          Director                          June 19, 1996
- -----------------------------
       Maurice A. Cox


    /s/ Enrique C. Falla                         Director                          June 19, 1996
- -----------------------------
      Enrique C. Falla


       /s/ J.B. King                             Director                          June 19, 1996
- -----------------------------
         J.B. King



           SIGNATURE                                                       TITLE                   DATE
    /s/ Susan B. King                                  Director                    June 19, 1996
- -----------------------------
       Susan B. King

    /s/ J. Kevin Moore                                 Director                     June 19, 1996
- -----------------------------
     J. Kevin Moore

    /s/ Mark Novitch, M.D.                             Director                     June 19, 1996
- -----------------------------
     Mark Novitch, M.D.

    /s/ Eugene L. Step                                 Director                     June 19, 1996
- -----------------------------
      Eugene L. Step

/s/ Ruedi E. Wager, Ph.D.                              Director                     June 19, 1996
- -----------------------------
  Reudi E. Wager, Ph.D.
